1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K
___________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of August 2018
___________________

Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
___________________

No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
___________________

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X       Form 40-F

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): __________

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): __________

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No      X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXHIBITS Exhibit Number
99.1	SUPPLEMENTAL CIRCULAR DISCLOSEABLE AND CONNECTED TRANSACTION: PROPOSED ISSUANCE OF NEW A SHARES FOR ACQUISITION PURSUANT TO SPECIFIC MANDATE

FORWARD-LOOKING STATEMENTS

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date August 30, 2018	By /s/ Zhang Zhankui Name: Zhang Zhankui Title: Company Secretary

Exhibit 99.1

About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8322
*	Website: http://www.chalco.com.cn
*	Contact person: Zhang Zhankui, Company Secretary

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this supplemental circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold all your shares in Aluminum Corporation of China Limited*, you should at once hand this supplemental circular to the purchaser or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser.

This supplemental circular appears for information purpose only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities of the Company.

CHALCO

中国铝业股份有限公司

ALUMINUM CORPORATION OF CHINA LIMITED*

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

SUPPLEMENTAL CIRCULAR
DISCLOSEABLE AND CONNECTED TRANSACTION: PROPOSED ISSUANCE OF NEW A SHARES FOR ACQUISITION PURSUANT TO SPECIFIC MANDATE

Financial Adviser to the Company

中信证券股份有限公司
CITIC Securities Company Limited

Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders

建泉融資有限公司
VBG Capital Limited

This supplemental circular should be read together with the circular and notices of the EGM and the H Shareholders Class Meeting dated 31 July 2018 and the supplemental notice of the EGM enclosed with this supplemental circular dated 31 August 2018.

A letter from the Board containing, among other things, the Equity Acquisition Agreements (as amended by the Equity Acquisition Supplemental Agreements) and the transactions contemplated thereunder as well as the Specific Mandate, is set out on pages 1 to 31 of this supplemental circular.

A letter from the Independent Board Committee containing its recommendation to the Independent Shareholders in respect of the Company's acquisition of the equity interests in the Target Companies held by China Life by issuance of Consideration Shares, is set out on pages 32 to 33 of this supplemental circular.

A letter from VBG Capital containing their independent financial advice to the Independent Board Committee and the Independent Shareholders in respect of the Company's acquisition of the equity interests in the Target Companies held by China Life by issuance of Consideration Shares, is set out on pages 34 to 60 of this supplemental circular.

31 August 2018

* *For identification purposes only*

CONTENTS

			Page
DEFINITIONS			ii
LETTER FROM THE BOARD			1
LETTER FROM THE INDEPENDENT BOARD COMMITTEE			32
LETTER FROM VBG CAPITAL			34
APPENDIX I	–	SUMMARY OF VALUATION REPORT OF CHALCO SHANDONG	I-1
APPENDIX II	–	SUMMARY OF VALUATION REPORT OF ZHONGZHOU ALUMINUM	II-1
APPENDIX III	–	SUMMARY OF VALUATION REPORT OF BAOTOU ALUMINUM	III-1
APPENDIX IV	–	SUMMARY OF VALUATION REPORT OF CHALCO MINING	IV-1
APPENDIX V	–	LETTERS FROM THE REPORTING ACCOUNTANTS AND FINANCIAL ADVISER OF THE COMPANY IN RELATION TO THE PROFIT FORECAST OF THE RELEVANT TARGET COMPANY	V-1
APPENDIX VI	–	GENERAL INFORMATION	VI-1
SUPPLEMENTAL NOTICE OF 2018 FIRST EXTRAORDINARY GENERAL MEETING			EGM-1

In this supplemental circular, the following expressions have the following meanings unless the context requires otherwise:

"A Share(s)"	the domestic share(s) issued by the Company and subscribed for in RMB, which are listed on the SSE;
"A Shareholder(s)"	holder(s) of A Shares;
"A Shareholders Class Meeting"	the 2018 first class meeting of the A Shareholders to be held at the Company's conference room, No. 62 North Xizhimen Street, Haidian District, Beijing, the PRC in the afternoon of Monday, 17 September 2018 immediately following the conclusion of the EGM or any adjournment thereof which will be held at the same place on the same date;
"ABC Financial"	ABC Financial Asset Investment Company Limited* (農銀金融資產投資有限公司), a limited liability company incorporated in the PRC;
"Acquisition Benchmark Date"	the benchmark date for valuation of the Target Equity for the purpose of the Proposed Acquisition, being 31 December 2017;
"ADS(s)"	the American Depository Share(s) issued by the Bank of New York Mellon as the depository bank and listed on the New York Stock Exchange, with each ADS representing 25 H Shares;
"associate(s)"	has the same meaning ascribed thereto under the Hong Kong Listing Rules;
"Baotou Aluminum"	Baotou Aluminum Co., Ltd.* (包頭鋁業有限公司), a limited liability company incorporated in the PRC and a subsidiary of the Company as at the Latest Practicable Date;
"Baotou Aluminum Equity Acquisition Agreement"	the Equity Acquisition Agreement in Respect of Baotou Aluminum Co., Ltd.* (《包頭鋁業有限公司股權收購協議》) dated 31 January 2018 entered into between the Company and the Transferors with regard to the proposed issuance of the Consideration Shares by the Company to the Transferors for acquisition of their aggregate equity interests of 25.6748% in Baotou Aluminum;

"Baotou Aluminum Equity Acquisition Supplemental Agreement"	the Supplemental Agreement to the Equity Acquisition Agreement in Respect of Baotou Aluminum Co., Ltd.* (《包頭鋁業有限公司股權收購協議之補充協議》) dated 30 July 2018 entered into between the Company and the Transferors with regard to, among other things, the revised consideration and revised Consideration Shares under the proposed issuance of the Consideration Shares by the Company to the Transferors for acquisition of their aggregate equity interests of 25.6748% in Baotou Aluminum;
"Board"	the board of Directors of the Company;
"BOC Financial"	BOC Financial Asset Investment Co., Ltd.* (中銀金融資產投資有限公司), a limited liability company incorporated in the PRC;
"Chalco Mining"	Chalco Mining Co., Ltd.* (中鋁礦業有限公司), a limited liability company incorporated in the PRC and a subsidiary of the Company as at the Latest Practicable Date;
"Chalco Mining Equity Acquisition Agreement"	the Equity Acquisition Agreement in Respect of Chalco Mining Co., Ltd.* (《中鋁礦業有限公司股權收購協議》) dated 31 January 2018 entered into between the Company and the Transferors with regard to the proposed issuance of Consideration Shares by the Company to the Transferors for acquisition of their aggregate equity interests of 81.1361% in Chalco Mining;
"Chalco Mining Equity Acquisition Supplemental Agreement"	the Supplemental Agreement to the Equity Acquisition Agreement in Respect of Chalco Mining Co., Ltd.* (《中鋁礦業有限公司股權收購協議之補充協議》) dated 30 July 2018 entered into between the Company and the Transferors with regard to, among other things, the revised consideration and revised Consideration Shares under the proposed issuance of Consideration Shares by the Company to the Transferors for acquisition of their aggregate equity interests of 81.1361% in Chalco Mining;
"Chalco Shandong"	Chalco Shandong Co., Ltd.* (中鋁山東有限公司), a limited liability company incorporated in the PRC and a subsidiary of the Company as at the Latest Practicable Date;

"Chalco Shandong Equity Acquisition Agreement"	the Equity Acquisition Agreement in Respect of Chalco Shandong Co., Ltd.* (《中鋁山東有限公司股權收購協議》) dated 31 January 2018 entered into between the Company and the Transferors with regard to the proposed issuance of Consideration Shares by the Company to the Transferors for acquisition of their aggregate equity interests of 30.7954% in Chalco Shandong;
"Chalco Shandong Equity Acquisition Supplemental Agreement"	the Supplemental Agreement to the Equity Acquisition Agreement in Respect of Chalco Shandong Co., Ltd.* (《中鋁山東有限公司股權收購協議之補充協議》) dated 30 July 2018 entered into between the Company and the Transferors with regard to, among other things, the revised consideration and revised Consideration Shares under the proposed issuance of Consideration Shares by the Company to the Transferors for acquisition of their aggregate equity interests of 30.7954% in Chalco Shandong;
"China Cinda"	China Cinda Asset Management Co., Ltd.* (中國信達資產管理股份有限公司), a joint stock company incorporated in the PRC with limited liability;
"China Life"	China Life Insurance Company Limited* (中國人壽保險股份有限公司), a joint stock company incorporated in the PRC with limited liability;
"China United Assets Appraisal"	China United Assets Appraisal Group Co., Ltd.* (中聯資產評估集團有限公司), a PRC qualified valuer which was engaged by the Company and Huarong Ruitong to evaluate the value of equity interests of the Target Companies;
"Chinalco"	Aluminum Corporation of China* (中國鋁業集團有限公司), a wholly state-owned enterprise with limited liability established in the PRC and the controlling shareholder of the Company holding directly and indirectly approximately 35.61% of the total issued share capital of the Company as at the Latest Practicable Date;
"Class Meetings"	the A Shareholders Class Meeting and the H Shareholders Class Meeting;

"Closing Date of Target Equity"	the date on which the industrial and commercial registration of the transfer of the Target Equity under the name of the Company is completed;
"Company"	Aluminum Corporation of China Limited* (中國鋁業股份有限公司), a joint stock limited company incorporated in the PRC, the A Shares, H Shares and ADS(s) of which are listed on the SSE, the Hong Kong Stock Exchange and the New York Stock Exchange, respectively;
"connected person(s)"	has the same meaning ascribed thereto under the Hong Kong Listing Rules;
"Consideration Shares"	the new A Shares to be issued by the Company to the Transferors pursuant to the Equity Acquisition Agreements (as amended by the Equity Acquisition Supplemental Agreements) for payment of the consideration for the Target Equity;
"CPIC Life"	China Pacific Life Insurance Co., Ltd.* (中國太平洋人壽保險股份有限公司), a joint stock company incorporated in the PRC with limited liability;
"CSRC"	China Securities Regulatory Commission;
"Director(s)"	the director(s) of the Company;
"EGM"	the 2018 first extraordinary general meeting of the Company to be held at the Company's conference room, No. 62 North Xizhimen Street, Haidian District, Beijing, the PRC at 2:00 p.m. on Monday, 17 September 2018;
"Equity Acquisition Agreements"	collectively, the Chalco Shandong Equity Acquisition Agreement, the Zhongzhou Aluminum Equity Acquisition Agreement, the Baotou Aluminum Equity Acquisition Agreement and the Chalco Mining Equity Acquisition Agreement;

"Equity Acquisition Supplemental Agreements"	collectively, the Chalco Shandong Equity Acquisition Supplemental Agreement, the Zhongzhou Aluminum Equity Acquisition Supplemental Agreement, the Baotou Aluminum Equity Acquisition Supplemental Agreement and the Chalco Mining Equity Acquisition Supplemental Agreement;
"Group"	the Company and its subsidiaries;
"H Share(s)"	the overseas-listed foreign invested share(s) in the Company's share capital, with a nominal value of RMB1.00 each, which are listed on the Hong Kong Stock Exchange and subscribed for in Hong Kong dollars;
"H Shareholder(s)"	holder(s) of H Shares;
"H Shareholders Class Meeting"	the 2018 first class meeting of the H Shareholders to be held at the Company's conference room, No. 62 North Xizhimen Street, Haidian District, Beijing, the PRC in the afternoon of Monday, 17 September 2018 immediately following the conclusion of the EGM, the A Shareholders Class Meeting or any adjournment thereof which will be held at the same place on the same date;
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC;
"Hong Kong Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;
"Hong Kong Stock Exchange"	The Stock Exchange of Hong Kong Limited;
"Huarong Ruitong"	Huarong Ruitong Equity Investment Management Co., Ltd.* (華融瑞通股權投資管理有限公司), a limited liability company incorporated in the PRC;
"ICBC Financial"	ICBC Financial Asset Investment Co., Ltd.* (工銀金融資產投資有限公司), a limited liability company incorporated in the PRC;
"Independent Board Committee"	the independent board committee to be formed by the Company to advise the Independent Shareholders in respect of, among other things, the Equity Acquisition Agreements (as amended by the Equity Acquisition Supplemental Agreements) and the transactions contemplated thereunder as well as the Specific Mandate;

"Independent Shareholder(s)"	Shareholders other than China Cinda, CPIC Life, China Life and their respective associates as well as all other Shareholders who are interested or involved in the Equity Acquisition Agreements (as amended by the Equity Acquisition Supplemental Agreements) and the transactions contemplated thereunder as well as the Specific Mandate, to the extent applicable including but not limited to the connected persons under the Hong Kong Listing Rules and the related parties under the listing rules of the SSE in respect of the Proposed Acquisition and the Issuance;
"Issuance"	issuance of new A Shares by the Company to the Transferors in accordance with the Equity Acquisition Agreements (as amended by the Equity Acquisition Supplemental Agreements);
"Issuance Completion Date"	the date on which the Consideration Shares issued by the Company are registered under the share accounts of the Transferors with China Securities Depository and Clearing Corporation Limited;
"Latest Practicable Date"	26 August 2018, being the latest practicable date of ascertaining certain information contained in this supplemental circular prior to its publication;
"PRC"	the People's Republic of China which, for the purposes of this supplemental circular, excludes Hong Kong, the Macau Special Administrative Region and Taiwan;
"PRC GAAP"	the generally accepted accounting principles of the PRC;
"Proposed Acquisition"	the acquisition of equity interests in the Target Companies by the Company from the Transferors in accordance with the Equity Acquisition Agreements (as amended by the Equity Acquisition Supplemental Agreements);
"Restructuring"	the Company's acquisition of equity interests held by the Transferors in the Target Companies through issuance of shares;
"RMB"	Renminbi, the lawful currency of the PRC;
"SASAC of the State Council"	State-owned Assets Supervision and Administration Commission of the State Council;

"SFO"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong);
"Share(s)"	A Shares and H Shares;
"Shareholder(s)"	A Shareholders and H Shareholders;
"Specific Mandate"	the specific mandate to be sought from the Independent Shareholders for the allotment and issuance of Consideration Shares;
"SSE"	the Shanghai Stock Exchange;
"subsidiary(ies)"	has the same meaning ascribed thereto under the Hong Kong Listing Rules;
"Target Companies"	Chalco Shandong, Baotou Aluminum, Chalco Mining and Zhongzhou Aluminum;
"Target Equity"	the equity interests held by each of the Transferors in the Target Companies before the completion of the Proposed Acquisition;
"Transferors"	Huarong Ruitong, China Life, Zhaoping Investment, CPIC Life, China Cinda, BOC Financial, ICBC Financial and ABC Financial, or some of them, depending on specific Equity Acquisition Agreement(s) (as amended by the Equity Acquisition Supplemental Agreement(s));
"Valuation Benchmark Date"	31 December 2017;
"VBG Capital" or "Independent Financial Advisor"	VBG Capital Limited, the independent financial adviser appointed by the Company to advise the Independent Board Committee and the Independent Shareholders in respect of the Equity Acquisition Agreements (as amended by the Equity Acquisition Supplemental Agreements) and the transactions contemplated thereunder as well as the Specific Mandate;
"Working Day(s)"	the PRC statutory working days other than Saturday, Sunday and statutory holidays;

"Zhaoping Investment"	Shenzhen Zhaoping Chalco Investment Center LLP* (深圳市招平中鋁投資中心(有限合夥)), a limited liability partnership incorporated in the PRC;
"Zhongzhou Aluminum"	Chalco Zhongzhou Aluminum Co., Ltd.* (中鋁中州鋁業有限公司), a limited liability company incorporated in the PRC and a subsidiary of the Company as at the Latest Practicable Date;
"Zhongzhou Aluminum Equity Acquisition Agreement"	the Equity Acquisition Agreement in Respect of Chalco Zhongzhou Aluminum Co., Ltd.* (《中鋁中州鋁業有限公司股權收購協議》) dated 31 January 2018 entered into between the Company and the Transferors with regard to the proposed issuance of Consideration Shares by the Company to the Transferors for acquisition of their aggregate equity interests of 36.8990% in Zhongzhou Aluminum;
"Zhongzhou Aluminum Equity Acquisition Supplemental Agreement"	the Supplemental Agreement to the Equity Acquisition Agreement in Respect of Chalco Zhongzhou Aluminum Co., Ltd.* (《中鋁中州鋁業有限公司股權收購協議之補充協議》) dated 30 July 2018 entered into between the Company and the Transferors with regard to, among other things, the revised consideration and revised Consideration Shares under the proposed issuance of Consideration Shares by the Company to the Transferors for acquisition of their aggregate equity interests of 36.8990% in Zhongzhou Aluminum; and
"%"	per cent.

中国铝业股份有限公司
ALUMINUM CORPORATION OF CHINA LIMITED*
(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

Executive Directors:
Mr. Yu Dehui *(Chairman)*
Mr. Lu Dongliang *(President)*
Mr. Jiang Yinggang

Non-executive Directors:
Mr. Ao Hong
Mr. Wang Jun

Independent non-executive Directors:
Ms. Chen Lijie
Mr. Hu Shihai
Mr. Lie-A-Cheong Tai Chong, David

Registered office:
No. 62 North Xizhimen Street
Haidian District
Beijing
The People's Republic of China
Postal code: 100082

Principal place of business:
No. 62 North Xizhimen Street
Haidian District
Beijing
The People's Republic of China
Postal code: 100082

Principal place of business in Hong Kong:
9/F, The Center
99 Queen's Road Central
Central
Hong Kong

31 August 2018

To the Shareholders

Dear Sirs or Madams,

SUPPLEMENTAL CIRCULAR
DISCLOSEABLE AND CONNECTED TRANSACTION:
PROPOSED ISSUANCE OF NEW A SHARES FOR ACQUISITION
PURSUANT TO SPECIFIC MANDATE

I. INTRODUCTION

References are made to the announcements of the Company dated 31 January 2018 and 30 July 2018 and the circular dated 31 July 2018, in relation to the proposed issuance of new A Shares for acquisition pursuant to the Specific Mandate.

Reference is also made to the supplemental notice of EGM (the "**Supplemental Notice of EGM**") dated 31 August 2018, in relation to, among other things, the new resolution proposed by Chinalco, the controlling shareholder of the Company and to be submitted to the EGM for consideration and approval.

The purpose of this supplemental circular is to provide you with all the reasonably necessary information in relation to, among other things, the Equity Acquisition Agreements (as amended by the Equity Acquisition Supplemental Agreements) and the transactions contemplated thereunder as well as the Specific Mandate and the new resolution to be submitted to the EGM for consideration and approval, to enable you to make informed decisions on whether to vote for or against the resolutions to be proposed at the EGM and/or the H Shareholders Class Meeting.

II. PROPOSED ISSUANCE OF CONSIDERATION SHARES FOR ACQUISITION

1. Introduction

In order to further enhance the Company's control over the subsidiaries, facilitate the coordinated development of the subsidiaries and the parent through implementation of strategic deployment, optimization of resource allocation and improvement of operation efficiency, strengthen the continuous profitability of the Company and improve net profits attributable to the shareholders of the parent, the Company entered into the Equity Acquisition Agreements on 31 January 2018 and the Equity Acquisition Supplemental Agreements (for revising certain terms of the Equity Acquisition Agreements including the final consideration and the number of Consideration Shares to be issued for the Proposed Acquisition in accordance with the filing approval by competent authority(ies) in relation to the valuation reports of the Target Companies) on 30 July 2018, respectively with each of the Transferors (i.e. Huarong Ruitong, China Life, Zhaoping Investment, CPIC Life, China Cinda, BOC Financial, ICBC Financial and ABC Financial), pursuant to which, the Company has conditionally agreed to acquire and the Transferors have conditionally agreed to sell the equity interests in the Target Companies (i.e. 30.7954% equity interests in Chalco Shandong, 36.8990% equity interests in Zhongzhou Aluminum, 25.6748% equity interests in Baotou Aluminum and 81.1361% equity interests in Chalco Mining) held by the Transferors at a consideration of RMB12,713,248,350. The consideration will be paid by the Company through issuance of a total of 2,118,874,715 Consideration Shares at an issue price of RMB6.00 per Consideration Share to the Transferors. Upon completion of the proposed issuance of new A Shares for acquisition, all of the Target Companies will become wholly-owned subsidiaries of the Company.

2. Major Terms of the Equity Acquisition Agreements (as Amended by the Equity Acquisition Supplemental Agreements)

Date:

31 January 2018 (as amended by the Equity Acquisition Supplemental Agreements dated 30 July 2018)

Parties:

the Company (as the purchaser); and

the Transferors (as the sellers);

As at the Latest Practicable Date, each of the Transferors held certain equity interests in the Target Companies and the specific shareholding percentages are set out in section headed "Consideration" below; in particular, China Life is a substantial shareholder of Chalco Shandong and Baotou Aluminum, both being subsidiaries of the Company, and is therefore a connected person of the Company under Chapter 14A of the Hong Kong Listing Rules. To the best of the Directors' knowledge, information and belief, after having made all reasonable inquiries, as at the Latest Practicable Date, China Cinda, CPIC Life as well as China Life, held 133,385,331, 4,467,700 and 7,371,000 A Shares of the Company, respectively (representing approximately 0.89%, 0.03% and 0.05% of the total issued share capital of the Company, respectively), and Mr. Wang Jun, a Director of the Company, concurrently serves as the business director in China Cinda. Save as disclosed above, all Transferors and their respective ultimate beneficial owners are third parties independent of the Company and its connected persons.

Consideration:

(1) *Chalco Shandong Equity Acquisition Agreement (as amended by Chalco Shandong Equity Acquisition Supplemental Agreement)*

The percentage of equity interests in Chalco Shandong held by each of the Transferors prior to the completion of the Proposed Acquisition and to be taken as the Target Equity, the consideration payable and the estimated number of the Consideration Shares to be issued by the Company are set out below:

Transferors	**Percentage of equity interests in Chalco Shandong held by the Transferors prior to the completion of the Proposed Acquisition and to be taken as the Target Equity**	**Consideration payable by the Company** *(RMB0'000)*	**Number of Consideration Shares to be issued by the Company** *(Shares)*
Huarong Ruitong	4.3993%	25,629.9378	42,716,563
China Life	17.5974%	102,520.9162	170,868,193
Zhaoping Investment	2.1997%	12,815.2602	21,358,767
CPIC Life	2.1997%	12,815.2602	21,358,767
BOC Financial	1.7597%	10,251.8585	17,086,430
ICBC Financial	1.7597%	10,251.8585	17,086,430
ABC Financial	0.8799%	5,126.2206	8,543,701
Total	**30.7954%**	**179,411.3120**	**299,018,851**

The total consideration for an aggregate of 30.7954% equity interests in Chalco Shandong is RMB1,794,113,120, which will be paid by the Company through issuance of an aggregate of 299,018,851 Consideration Shares at an issue price of RMB6.00 per Consideration Share to the Transferors. The consideration was determined based on the appraised value of the equity interests of Chalco Shandong as shown in the valuation report prepared by China United Assets Appraisal using the asset-based approach as at the Valuation Benchmark Date and filed with the competent authority(ies). Particulars of the relevant valuation are as follows:

	Carrying amount of the net assets	Appraised value of the net assets	Increase/ Decrease	Appreciation rate	Consideration for 30.7954% equity interests in Chalco Shandong
	(RMB0'000)	*(RMB0'000)*	*(RMB0'000)*	*%*	*(RMB0'000)*
	A	B	C=B-A	D=C/A×100%	
Chalco Shandong	459,571.59	582,591.27	123,019.68	26.77%	179,411.31

Note: The carrying amount of the net assets of Chalco Shandong in the above table is arrived at on the parent company's basis and has been audited.

(2) Zhongzhou Aluminum Equity Acquisition Agreement (as amended by Zhongzhou Aluminum Equity Acquisition Supplemental Agreement)

The percentage of equity interests in Zhongzhou Aluminum held by each of the Transferors prior to the completion of the Proposed Acquisition and to be taken as the Target Equity, the consideration payable and the estimated number of the Consideration Shares to be issued by the Company are set out below:

Transferors	**Percentage of equity interests in Zhongzhou Aluminum held by the Transferors prior to the completion of the Proposed Acquisition and to be taken as the Target Equity**	**Consideration payable by the Company** *(RMB0'000)*	**Number of Consideration Shares to be issued by the Company** *(Shares)*
Huarong Ruitong	5.2713%	34,602.6144	57,671,024
China Life	21.0852%	138,410.4576	230,684,096
Zhaoping Investment	2.6356%	17,300.9790	28,834,965
CPIC Life	2.6356%	17,300.9790	28,834,965
BOC Financial	2.1085%	13,840.9145	23,068,190
ICBC Financial	2.1085%	13,840.9145	23,068,190
ABC Financial	1.0543%	6,920.7855	11,534,642
Total	**36.8990%**	**242,217.6445**	**403,696,072**

The total consideration for an aggregate of 36.8990% equity interests in Zhongzhou Aluminum is RMB2,422,176,445, which will be paid by the Company through issuance of an aggregate of 403,696,072 Consideration Shares at an issue price of RMB6.00 per Consideration Share to the Transferors. The consideration was determined based on the appraised value of the equity interests of Zhongzhou Aluminum as shown in the valuation report prepared by China United Assets Appraisal using the asset-based approach as at the Valuation Benchmark Date and filed with the competent authority(ies). Particulars of the relevant valuation are as follows:

	Carrying amount of the net assets	**Appraised value of the net assets**	**Increase/ Decrease**	**Appreciation rate**	**Consideration for 36.8990% equity interests in Zhongzhou Aluminum**
	(RMB0'000)	*(RMB0'000)*	*(RMB0'000)*	%	*(RMB0'000)*
	A	B	C=B-A	D=C/A×100%	
Zhongzhou Aluminum	579,648.57	656,434.17	76,785.60	13.25%	242,217.64

Note: The carrying amount of the net assets of Zhongzhou Aluminum in the above table is arrived at on the parent company's basis and has been audited.

(3) Baotou Aluminum Equity Acquisition Agreement (as amended by Baotou Aluminum Equity Acquisition Supplemental Agreement)

The percentage of equity interests in Baotou Aluminum held by each of the Transferors prior to the completion of the Proposed Acquisition and to be taken as the Target Equity, the consideration payable and the estimated number of the Consideration Shares to be issued by the Company are set out below:

Transferors	**Percentage of equity interests in Baotou Aluminum held by the Transferors prior to the completion of the Proposed Acquisition and to be taken as the Target Equity**	**Consideration payable by the Company** *(RMB0'000)*	**Number of Consideration Shares to be issued by the Company** *(Shares)*
Huarong Ruitong	3.6678%	38,092.1175	63,486,862
China Life	14.6714%	152,370.5466	253,950,911
Zhaoping Investment	1.8339%	19,046.0587	31,743,431
CPIC Life	1.8339%	19,046.0587	31,743,431
BOC Financial	1.4671%	15,236.6391	25,394,398
ICBC Financial	1.4671%	15,236.6391	25,394,398
ABC Financial	0.7336%	7,618.8387	12,698,064
Total	**25.6748%**	**266,646.8984**	**444,411,495**

The total consideration for an aggregate of 25.6748% equity interests in Baotou Aluminum is RMB2,666,468,984, which will be paid by the Company through issuance of an aggregate of 444,411,495 Consideration Shares at an issue price of RMB6.00 per Consideration Share to the Transferors. The consideration was determined based on the appraised value of the equity interests of Baotou Aluminum as shown in the valuation report prepared by China United Assets Appraisal using the income approach as at the Valuation Benchmark Date and filed with the competent authority(ies). Particulars of the relevant valuation are as follows:

	Carrying amount of the net assets	**Appraised value of the net assets**	**Increase/ Decrease**	**Appreciation rate**	**Consideration for 25.6748% equity interests in Baotou Aluminum**
	(RMB0'000)	*(RMB0'000)*	*(RMB0'000)*	*%*	*(RMB0'000)*
	A	B	C=B-A	D=C/A×100%	
Baotou Aluminum	698,548.77	1,038,554.92	340,006.15	48.67%	266,646.90

Note: The carrying amount of the net assets of Baotou Aluminum in the above table is arrived at on the parent company's basis and has been audited.

(4) Chalco Mining Equity Acquisition Agreement (as amended by Chalco Mining Equity Acquisition Supplemental Agreement)

The percentage of equity interests in Chalco Mining held by each of the Transferors prior to the completion of the Proposed Acquisition and to be taken as the Target Equity, the consideration payable and estimated number of Consideration Shares to be issued by the Company are set out below:

Transferors	**Percentage of equity interests in Chalco Mining held by the Transferors prior to the completion of the Proposed Acquisition and to be taken as the Target Equity**	**Consideration payable by the Company**	**Number of Consideration Shares to be issued by the Company**
		(RMB0'000)	*(Shares)*
Huarong Ruitong	56.5867%	406,635.4892	677,725,815
China Life	1.3676%	9,827.6574	16,379,429
Zhaoping Investment	14.2322%	102,273.4601	170,455,766
China Cinda	7.0306%	50,522.3219	84,203,869
CPIC Life	0.1709%	1,228.0979	2,046,829
BOC Financial	1.5429%	11,087.3738	18,478,956
ICBC Financial	0.1368%	983.0532	1,638,422
ABC Financial	0.0684%	491.5266	819,211
Total	**81.1361%**	**583,048.9801**	**971,748,297**

The total consideration for an aggregate of 81.1361% equity interests in Chalco Mining is RMB5,830,489,801, which will be paid by the Company through issuance of an aggregate of 971,748,297 Consideration Shares at an issue price of RMB6.00 per Consideration Share to the Transferors. The consideration was determined based on the appraised value of the equity interests of Chalco Mining as shown in the valuation report prepared by China United Assets Appraisal using the asset-based approach as at the Valuation Benchmark Date and filed with the competent authority(ies). Particulars of the relevant valuation are as follows:

	Carrying amount of the net assets	Appraised value of the net assets	Increase/ Decrease	Appreciation rate	Consideration for 81.1361% equity interests in Chalco Mining
	(RMB0'000)	*(RMB0'000)*	*(RMB0'000)*	*%*	*(RMB0'000)*
	A	B	C=B-A	D=C/A×100%	
Chalco Mining	658,844.52	718,606.12	59,761.60	9.07%	583,048.98

Note: The carrying amount of the net assets of Chalco Mining in the above table is arrived at on the parent company's basis and has been audited.

The valuation reports prepared by China United Assets Apraisal based on which the considerations for the Target Equity were determined were issued on 10 April 2018, and the valuation reports shall be valid for 12 months from the Valuation Benchmark Date, as a result, the valuation in respect of the Target Equity is still valid as at the Latest Practicable Date. According to the Equity Acquisition Agreements (as amended by the Equity Acquisition Supplemental Agreements), the Company shall bear all profit or loss of the Target Equity incurred during the period from the Acquisition Benchmark Date (i.e. Valuation Benchmark Date) to the Closing Date of Target Equity, so the considerations for the Target Equity will not be influenced. Accordingly, the Directors (including the independent non-executive Directors) are of the view that the determination of the considerations under the Equity Acquisition Agreements (as amended by the Equity Acquisition Supplemental Agreements) is fair and reasonable and in the interests of the Company and the Shareholders as a whole.

Payment:

The total consideration under the Equity Acquisition Agreements (as amended by the Equity Acquisition Supplemental Agreements) amounts to RMB12,713,248,350 which will be paid by the Company through issuance of an aggregate of approximately 2,118,874,715 Consideration Shares at an issue price of RMB6.00 per Consideration Share to the Transferors. Such Consideration Shares shall be listed for trading on the SSE.

Profit or loss arrangement during the transition period:

During the period from the Acquisition Benchmark Date to the Closing Date of Target Equity, the Target Companies shall not conduct division, merger, increase or decrease in share capital or distribution of profit in any form. The Company shall bear all profit or loss of the Target Equity incurred in the aforementioned period. The transfer price of the Target Equity shall not be subject to any adjustment in this regard.

Conditions precedent:

The conditions precedent for the effectiveness of the Equity Acquisition Agreements (as amended by the Equity Acquisition Supplemental Agreements) include:

(i) the transfer of the Target Equity and the Restructuring being approved by the Board, the general meeting and the class meetings of the Company;

(ii) the appraisal results of the Target Equity being filed with the competent authority(ies);

(iii) the Restructuring being approved by the SASAC of the State Council; and

(iv) the Restructuring being approved by the CSRC.

Unless otherwise agreed between the Company and the Transferors on extension, the Equity Acquisition Agreements (as amended by the Equity Acquisition Supplemental Agreements) shall be automatically terminated if any of the conditions precedent set out above is not satisfied as at 20 June 2019.

The above conditions precedent shall not be waived by the Company or the Transferors. Except for condition precedent (ii), the above conditions precedent had not been fulfilled as at the Latest Practicable Date.

Completion:

The Transferors shall cooperate with the Company in execution of all documents required for transfer of the Target Equity to the Company under the constitutional documents of the Target Companies and relevant laws within 120 Working Days upon satisfaction of all the above conditions precedent.

The Company shall procure each of the Target Companies to submit documents to competent industrial and commercial administration where it was registered for change of registration particulars in connection with the transfer of the Target Equity within 30 Working Days upon completion of execution of the aforementioned documents. The date on which the industrial and commercial registration of changes is completed shall be deemed as the Closing Date of Target Equity.

Upon completion of the closing of the Target Equity, all the parties shall complete relevant procedures of the Issuance within 30 Working Days upon the Closing Date of Target Equity, including but not limited to, engaging an accounting firm to carry out capital verification and issue a capital verification report and proceeding with the procedures for issuance, registration and listing of shares with the SSE and share registrar as well as the procedures for reporting to and filing with the CSRC and its agencies.

3. Issuance of Consideration Shares

Type and nominal value of the Consideration Shares

The Consideration Shares to be issued by the Company are domestic listed RMB denominated ordinary shares (A Shares) with a nominal value of RMB1.00 per share. Such Consideration Shares shall rank pari passu among themselves and with the A Shares in issue.

Way of Issuance

The Issuance will be completely made to specific target subscribers in a non-public way.

Issue price and pricing basis

(i) the pricing benchmark date of the Issuance is the date of the announcement on resolutions passed at the first Board meeting convened by the Company for consideration of the Restructuring (the nineteenth meeting of the sixth session of the Board) and the issue price is fixed at RMB6.00 per share which is not less than 90% of the average trading price of A Shares of the Company for the last 60 trading days prior to the pricing benchmark date. (Average trading price of the A Shares for the

last 60 trading days prior to the date of the announcement on resolutions passed at the Board meeting = Total trading amount of the A Shares for the last 60 trading days prior to the date of the announcement on resolutions passed at the Board meeting/ Total trading volume of the A Shares for the last 60 trading days prior to the date of the announcement on resolutions passed at the Board meeting).

According to Article 45 of the Administrative Measures for Material Asset Reorganisation of Listed Companies (《上市公司重大資產重組管理辦法》) issued by the CSRC, the issue price of shares of a listed company shall be not less than 90% of the market reference price, being one of the average trading prices of the shares of the listed company for the 20 trading days, 60 trading days or 120 trading days prior to the date of announcement of the board resolutions in relation to the acquisition of assets through issuance of shares (i.e. the pricing benchmark date). According to the aforesaid requirements, the average trading prices of A Shares of the Company for the 20 trading days, 60 trading days and 120 trading days prior to the date of announcement on resolutions passed at the first Board meeting approving the Restructuring are as follows:

Period of the days for calculation of the average trading price of the Shares	**Average trading price of A Shares** *(RMB per share)*	**90% of the average trading price of A Shares** *(RMB per share)*
Preceding 20 trading days	7.49	6.745
Preceding 60 trading days	6.66	5.994
Preceding 120 trading days	6.21	5.587

The Transferors wish to adopt the lower issue price (namely 90% of the average trading price of A Shares for the 120 trading days prior to the pricing benchmark date) in consideration of investment income and lower risk of investment losses, while the Company wishes to adopt the higher issue price (namely 90% of the average trading price of A Shares for the 20 trading days prior to the pricing benchmark date) in consideration of the interest of the Company and its existing Shareholders. In light of the above, the issue price was finally determined at not less than 90% of the average trading price of A Shares of the Company for the 60 trading days prior to the pricing benchmark date (namely RMB6.00 per share) after several rounds of full consultation and negotiation. As such, the Board is of the view that the issue price was determined after arm's length negotiation among the parties, which is in compliance with relevant requirements, fair and reasonable and in the interests of the Company and the Shareholders as a whole.

(ii) During the period from the pricing benchmark date to the Issuance Completion Date, in case of any ex-rights or ex-dividends events including distribution of dividends, bonus shares, rights issue and conversion of capital reserve into share capital, etc., the issue price will be adjusted in accordance with the following formulas and the calculation results shall be rounded up to the nearest hundredth. The formulas for adjustment of issue price are as follows:

Distribution of share dividend or transfer of capital reserve to share capital: $P1=P0/(1+n)$;

Rights issue: $P1=(P0+A\times k)/(1+k)$;

Where the two events above occur concurrently: $P1=(P0+A\times k)/(1+n+k)$;

Distribution of cash dividend: $P1=P0-D$;

Where the three events above occur concurrently: $P1=(P0-D+A\times k)/(1+n+k)$.

Where P0 represents the effective issue price before adjustment; n represents the ratio of share dividend or transfer to share capital; k represents the ratio of the rights issue; A represents the price of the right issue; D represents the cash dividend payable for each share; and P1 represents the effective issue price after adjustment.

Targets of Issuance

The Issuance targets at shareholders of the Target Companies other than the Company, i.e., the Transferors.

Number of Shares to be issued

The number of Shares to be issued will be determined in accordance with the following formula:

Total number of Shares to be issued = Sum of Shares issued to other shareholders of Chalco Shandong other than the Company for the acquisition of their equity interests in Chalco Shandong + Sum of Shares issued to other shareholders of Zhongzhou Aluminum other than the Company for the acquisition of their equity interests in Zhongzhou Aluminum + Sum of Shares issued to other shareholders of Baotou Aluminum other than the Company for the acquisition of their equity interests in Baotou Aluminum + Sum of Shares issued to other shareholders of Chalco Mining other than the Company for the acquisition of their equity interests in Chalco Mining;

Number of Shares to be issued to any shareholder for payment of the transfer consideration payable to such shareholder for the acquisition of its equity interests in Chalco Shandong, Zhongzhou Aluminum, Baotou Aluminum or Chalco Mining = Transfer consideration of the equity interests held by the Transferors in Chalco Shandong, Zhongzhou Aluminum, Baotou Aluminum or Chalco Mining ÷ Issue price, wherein the number of Shares to be issued shall be an integer and rounded down to the nearest integer, and the Company is not required to pay for the fraction part of transfer consideration that is equivalent to a fractional share of the Company.

Based on the abovementioned issue price and the consideration of the Target Equity, the number of Consideration Shares to be issued by the Company to the Transferors for acquisition of the Target Equity under the Equity Acquisition Agreements (as amended by the Equity Acquisition Supplemental Agreements) is approximately 2,118,874,715 in aggregate, representing approximately 14.22% of the total issued share capital of the Company as at the Latest Practicable Date and approximately 12.45% of the enlarged total issued share capital of the Company as a result of the issuance of the Consideration Shares. The table below sets out details of the issuance of Consideration Shares to the Transferors:

Transferors	**Number of Consideration Shares to be issued** *(0'000 shares)*
Huarong Ruitong	84,160.0264
China Life	67,188.2629
Zhaoping Investment	25,239.2929
China Cinda	8,420.3869
CPIC Life	8,398.3992
BOC Financial	8,402.7974
ICBC Financial	6,718.7440
ABC Financial	3,359.5618
Total	**211,887.4715**

The final number of the Consideration Shares to be issued shall be determined based on the final consideration for the Proposed Acquisition and subject to the approvals at the EGM and the Class Meetings of the Company and by the CSRC.

During the period from the pricing benchmark date to the Issuance Completion Date, should there be any ex-rights or ex-dividends event of the Company including distribution of dividends, bonus shares, rights issue and conversion of capital reserve into share capital, etc., the number of Shares to be issued will be adjusted in accordance with the adjustment of the issue price.

Lock-up period of the Consideration Shares

Upon completion of the Issuance, for the shares of the Company obtained by the Transferors as a result of the Restructuring, if the Target Equity has been held by the Transferors for twelve months or more, the Transferors shall not transfer the shares of the Company obtained as a result of the Restructuring in any way within twelve months from the completion date of the issuance of the Shares unless otherwise permitted by applicable laws; if the Target Equity has been held by the Transferors for less than twelve months, the Transferors shall not transfer the shares of the Company obtained as a result of the Restructuring in any way within thirty-six months from the completion date of the issuance of the Shares unless otherwise permitted by applicable laws.

In particular, given that the Transferors started to hold the Target Equity since 26 December 2017, should the Transferors obtain the Consideration Shares before 25 December 2018 (inclusive), then the lock-up period for the Consideration Shares obtained by the Transferors shall be thirty-six months; Should the Transferors obtain the Consideration Shares after 25 December 2018 (exclusive), then the lock-up period for the Consideration Shares obtained by the Transferors shall be twelve months. The final lock-up period for the Consideration Shares shall be subject to the subsequent developments of the Issuance.

Upon completion of the Issuance, the abovementioned lock-up period arrangement shall also apply to the bonus shares, shares converted from capital reserve and other relevant shares of the Company to which the Transferors are entitled as a result of the Restructuring. Should the undertaking regarding the lock-up period for the Shares obtained by the Transferors based on the Restructuring be contrary to the latest regulatory opinion of the securities regulatory bodies, corresponding adjustment will be made by the Transferors in accordance with the regulatory opinion of the relevant securities regulatory bodies.

The issuance of Consideration Shares is subject to approval by the Independent Shareholders at the EGM, the A Shareholders Class Meeting and the H Shareholders Class Meeting by way of special resolutions.

4. VALUATION REPORTS AND PROFIT FORECAST REQUIREMENTS UNDER THE HONG KONG LISTING RULES

China United Assets Appraisal was engaged to evaluate the Target Companies in respect of the Proposed Acquisition. The summaries of the valuation reports on the Target Companies prepared by China United Assets Appraisal are set out in Appendix I to Appendix IV to this supplement circular.

As disclosed above, the valuation of the equity interests of Baotou Aluminum was prepared by China United Assets Appraisal using the income approach. Therefore, the valuation of Baotou Aluminum shall be deemed as a profit forecast under Rule 14.61 of the Hong Kong Listing Rules. Therefore, the Company is subject to the requirements under Rules 14.60A and 14.62 of the Hong Kong Listing Rules.

As shown in the valuation report prepared by China United Assets Appraisal, the major assumptions used as the basis for the profit forecast on the equity interests of Baotou Aluminum (including commercial assumptions) are set out as follows:

(1) Transaction assumption: assuming all the assets to be valued are already in the process of transaction and the valuer carries out the valuation based on a simulated market which involves the transaction conditions of the assets to be valued. Transaction assumption is the most fundamental assumption for the valuation of assets;

(2) Open market assumption: assuming that both parties of the assets transaction or the proposed assets transaction in the market are in equal position and have opportunities and time to obtain sufficient market information, so as to make rational judgments on the functions, purposes and transaction prices of the assets. The open market assumption is based on the fact that the assets can be traded openly in the market;

(3) Going-concern assumption: means that the valuation method, parameters and basis shall be determined in accordance with the condition that the valued assets will be continuously used in consistence with their current functions and methods, scale, frequency and environment of application, or used on the basis of certain changes thereof;

(4) The external economic environment remains unchanged and the current national macroeconomic conditions will not change significantly as at the Valuation Benchmark Date;

(5) There will be no significant change in the social and economic environment where the enterprise operates and the applicable policies on tax and tax rate, etc.;

(6) The future management team of the enterprise will be diligent and will continue the existing management models without making any significant change;

(7) The acquisition and utilization methods of the business premises of the appraised enterprise remain in line with those at the Valuation Benchmark Date without any change;

(8) Assuming that the basic information and financial information provided by the principal and the appraised enterprise are true, accurate and complete;

(9) The scope of the valuation is subject to the application form for valuation provided by the principal and the appraised enterprise, without taking into account the contingent assets and contingent liabilities, if any, not included in the list provided by the principal and the appraised enterprise;

(10) The assets composition, the structure of principal operations, the composition of income and cost, sales strategy and cost control of the appraised enterprise in the forecast period shall remain substantially unchanged, without taking into account any profit or loss brought about by changes in assets composition, principal operations and business structure arising from changes in management team, operation strategy and business environment;

(11) In future operating periods, the costs and expenses of the appraised enterprise will not change significantly and will continue the movement trends in the recent years. Given that the monetary resources or bank deposits of the appraised enterprise will change frequently or considerably in the course of business, the report does not take into account any interest income of deposits or any contingent gain or loss (such as exchange gain or loss) when appraising financial expenses;

(12) The appraised enterprise will be able to ramp up its production capacity as scheduled according to the investment plan related to profit forecast.

Ernst &Young, the reporting auditor of the Company, has reviewed the arithmetical accuracy of the calculations of the relevant forecasts, which do not involve the adoption of accounting policies, underlying the valuation. CITIC Securities Co., Ltd., as the financial adviser of the Company in relation to the Proposed Acquisition and the Issuance, has confirmed that the profit forecast on the equity interests of Baotou Aluminum, including assumptions, contained in the valuation report has been made by the Board with due care and consideration and objectivity, and on a reasonable basis. Letters from Ernst &Young and CITIC Securities Co., Ltd. have been disclosed in the announcement of the Company dated 30 July 2018 and submitted to the Hong Kong Stock Exchange in accordance with the requirements of the Hong Kong Listing Rules, and are enclosed herein as Appendix V to this supplement circular.

5. EFFECTS ON THE SHAREHOLDING STRUCTURE OF THE COMPANY UPON COMPLETION OF THE PROPOSED ACQUISITION AND THE ISSUANCE

The table below sets out the shareholding structure of the Company as at the Latest Practicable Date and immediately subsequent to completion of the Proposed Acquisition and the Issuance (assuming that there is no other change in the shareholding structure of the Company before the issuance of the Consideration Shares):

Shareholder	**As at the Latest Practicable Date**		**Immediately subsequent to completion of the Proposed Acquisition and the Issuance**	
	Number of shares (million shares)	*Percentage in the total issued share capital of the Company*	*Number of shares (million shares)*	*Percentage in the total issued share capital of the Company*
Chinalco and its associates	5,203.1999	34.91%	5,203.1999	30.57%
Huarong Ruitong	0	0.00%	841.6003	4.94%
China Life	7.3710	0.05%	679.2536	3.99%
Zhaoping Investment	0	0.00%	252.3929	1.48%
China Cinda	133.3853	0.89%	217.5892	1.28%
CPIC Life	4.4677	0.03%	88.4517	0.52%
BOC Financial	0	0.00%	84.0280	0.49%
ICBC Financial	0	0.00%	67.1874	0.39%
ABC Financial	0	0.00%	33.5956	0.20%
Public shareholders of A Shares	5,611.4084	37.66%	5,611.4084	32.97%
Subtotal – A Shares	10,959.8323	73.54%	13,078.7070	76.83%
Chinalco and its associates	103.6420	0.70%	103.6420	0.61%
Transferors	0	0.00%	0	0.00%
Public shareholders of H Shares	3,840.3240	25.76%	3,840.3240	22.56%
Subtotal – H Shares	3,943.9660	26.46%	3,943.9660	23.17%
Total issued shares	**14,903.7982**	**100%**	**17,022.6730**	**100%**

The table below sets out the simplified shareholding structure of relevant companies as at the Latest Practicable Date and immediately subsequent to completion of the Proposed Acquisition and the Issuance:

As at the Latest Practicable Date:


Chinalco
35.61%
The Company
0.97%
Transferors
69.2046%
Chalco Shandong
30.7954%
63.1010%
Zhongzhou Aluminum
36.8990%
74.3252%
Baotou Aluminum
25.6748%
18.8639%
Chalco Mining
81.1361%

Immediately subsequent to completion of the Proposed Acquisition:


Chinalco
31.18%
The Company
13.29%
Transferors
100%
Chalco Shandong
100%
Zhongzhou Aluminum
100%
Baotou Aluminum
100%
Chalco Mining

6. INFORMATION ON THE TARGET COMPANIES

(1) Information on Chalco Shandong

Chalco Shandong is a limited liability company incorporated in the PRC, principally engaged in production and sales of alumina, aluminum hydroxide and refined alumina.

As at 31 December 2017, the audited carrying values of the consolidated total assets and net assets of Chalco Shandong were approximately RMB7,020,384,900 and approximately RMB4,632,575,100, respectively. The key consolidated financial data of Chalco Shandong is set out in the table below (prepared under the PRC GAAP):

	For the year ended 31 December 2016 *(Restated, audited)* *(RMB0'000)*	**For the year ended 31 December 2017** *(Audited)* *(RMB0'000)*
Net profit (before taxation)	34,508.41	41,195.36
Net profit (after taxation)	35,369.80	32,218.39

(2) Information on Zhongzhou Aluminum

Zhongzhou Aluminum is a limited liability company incorporated in the PRC, principally engaged in production and sales of metallurgical grade alumina and a variety of alumina products.

As at 31 December 2017, the audited carrying values of the consolidated total assets and net assets of Zhongzhou Aluminum were approximately RMB7,740,724,400 and approximately RMB5,831,357,300, respectively. The key consolidated financial data of Zhongzhou Aluminum is set out in the table below (prepared under the PRC GAAP):

	For the year ended 31 December 2016 *(Audited)* *(RMB0'000)*	**For the year ended 31 December 2017** *(Audited)* *(RMB0'000)*
Net profit (before taxation)	3,924.66	24,462.43
Net profit (after taxation)	3,226.05	17,826.13

(3) Information on Baotou Aluminum

Baotou Aluminum is a limited liability company incorporated in the PRC, principally engaged in power generation and supply, and production and sales of aluminum, aluminum alloy and relevant processed products.

As at 31 December 2017, the audited carrying values of the consolidated total assets and net assets of Baotou Aluminum were approximately RMB16,320,802,400 and approximately RMB7,835,530,000, respectively. The key consolidated financial data of Baotou Aluminum is set out in the table below (prepared under the PRC GAAP):

	For the year ended 31 December 2016 *(Audited)* *(RMB0'000)*	For the year ended 31 December 2017 *(Audited)* *(RMB0'000)*
Net profit (before taxation)	105,781.21	88,327.34
Net profit (after taxation)	79,547.63	72,316.66

(4) Information on Chalco Mining

Chalco Mining is a limited liability company incorporated in the PRC, principally engaged in mining of bauxite.

As at 31 December 2017, the audited carrying values of the consolidated total assets and net assets of Chalco Mining were approximately RMB9,105,400,400 and approximately RMB6,588,142,800, respectively. The key consolidated financial data of Chalco Mining is set out in the table below (prepared under the PRC GAAP):

	For the year ended 31 December 2016 *(Restated, audited)* *(RMB0'000)*	For the year ended 31 December 2017 *(audited)* *(RMB0'000)*
Net profit (before taxation)	-50,148.44	6,200.65
Net profit (after taxation)	-54,012.84	4,164.57

Upon completion of Proposed Acquisition, the Target Companies will become wholly-owned subsidiaries of the Company. The original cost for purchase of the Target Equity incurred by China Life amounted to approximately RMB4,000,000,000 in total.

7. INFORMATION ON THE PARTIES

The Company is a joint stock limited company incorporated in the PRC, the H Shares, A Shares and ADS(s) of which are listed on the Hong Kong Stock Exchange, the SSE and the New York Stock Exchange, respectively. The Group principally engages in the mining of bauxite and coal and other resources; production, sales and technology research and development of alumina, primary aluminium and aluminium alloy products; international trade; logistics business; thermal and new energy power generation, etc.

Huarong Ruitong, a limited liability company incorporated in the PRC and a wholly-owned subsidiary of China Huarong Asset Management Co., Ltd.* (中國華融資產管理股份有限公司), was established in January 2017 specialising in debt-to-equity swap business.

China Life is a joint stock company incorporated in the PRC with limited liability, the H shares, A shares and the ADS(s) of which are listed on the Hong Kong Stock Exchange, the SSE and the New York Stock Exchange, respectively. China Life is a leading life insurance company and the largest institutional investor in the PRC, and by virtue of its controlling shareholding in China Life Asset Management Company Limited, is one of the largest insurance asset management companies in the PRC.

Zhaoping Investment is a limited liability partnership incorporated in the PRC with Shenzhen China Merchants-Ping An Investment Management Co., Ltd.* (深圳市招商平安投資管理有限公司) and Shenzhen China Merchants-Ping An Asset Management Corporation Limited* (深圳市招商平安資產管理有限責任公司) as its limited partners and China Merchants Investment Management (Shenzhen) Co., Ltd.* (招商投資管理(深圳)有限公司) as its general partner, and is principally engaged in investment in industrial projects.

CPIC Life is a joint stock company incorporated in the PRC with limited liability, and principally engaged in providing a wide variety of personal insurance coverages, including life insurance, health insurance, accident insurance, etc.

China Cinda is a joint stock company incorporated in the PRC with limited liability, the H shares of which are listed on the Hong Kong Stock Exchange. It is principally engaged in the provision of distressed asset management, investment and asset management and financial services with a focus on distressed asset management.

BOC Financial, a limited liability company incorporated in the PRC, is one of the first bank-affiliated entities established with the approval of the China Banking Regulatory Commission to specialise in market-driven debt-to-equity swap business in the PRC. It is principally engaged in market-driven debt-to-equity swap business.

ICBC Financial, a limited liability company incorporated in the PRC, is one of the first bank-affiliated entities established with the approval of the China Banking Regulatory Commission to specialise in market-driven debt-to-equity swap business in the PRC. It is principally engaged in market-driven debt-to-equity swap business.

ABC Financial, a limited liability company incorporated in the PRC, is one of the first bank-affiliated entities established with the approval of the China Banking Regulatory Commission to specialise in market-driven debt-to-equity swap business in the PRC. It is principally engaged in market-driven debt-to-equity swap business.

To the best of the Directors' knowledge, information and belief, after having made all reasonable inquiries, the Transferors and their respective associates are independent of each other as at the Latest Practicable Date.

8. REASONS FOR AND BENEFITS OF THE PROPOSED ACQUISITION AND THE ISSUANCE

Reasons for and benefits of the Proposed Acquisition and the Issuance include:

(i) The Target Companies are key subsidiaries of the Company and each of them enjoys its own strengths and advantages in business development. In particular, Chalco Shandong and Zhongzhou Aluminum mainly engage in the manufacturing of alumina. Their chemical alumina products have relatively high market shares and enjoy high reputation home and abroad. Baotou Aluminum, leveraging on rich coal reserve and stable supply of energy and power in Inner Mongolia, mainly engages in the production of primary aluminium, which can contribute to the optimization of the electrolytic aluminum industry chain of the Group. Chalco Mining, with mines rich in bauxite, mainly engages in development of bauxite mines. With the continuous rise in the market price of bauxite, the advantage of having its own mines enjoyed by Chalco Mining will become more and more distinct. Furthermore, the assets of the Target Companies are mainly located in Shandong Province, Henan Province, Inner Mongolia Autonomous Region and other areas which are relatively convenient to access in terms of transportation, geographically well located and have strong industrial infrastructure, which is more conducive to the development of their respective businesses. The acquisition of assets by way of issuance of shares enables the Company to have outright control over the said Target Companies, which is beneficial to the Company's further enhancement in control over the subsidiaries and safeguard the smooth operation of the enterprises concerned.

(ii) The industry has gone through a periodical and volatile recovery and critical focus has been fixed on the implementation of the supply-side structural reform. Under such circumstances, Chalco Shandong, Zhongzhou Aluminum, Baotou Aluminum and Chalco Mining are at critical stages of development. The Company has formulated longstanding strategies and has successively introduced various measures for the improvement of operation efficiency with a view to advancing the sustained and healthy development of the relevant subsidiaries. The acquisition of assets by way of issuance of shares enables the Company to have outright control over the said Target Companies, which facilities the coordinated development of the subsidiaries and the parent through implementation of strategic deployment, optimization of resource allocation and improvement of operation efficiency, thereby strengthening the continuous profitability of the Company.

(iii) The Target Companies involved in the Restructuring are key subsidiaries of the Company. Upon completion of the Restructuring, the Company will hold 100% equity interests in the four Target Companies, thereby increasing its shareholding in key subsidiaries. This is conducive to improving the net profits attributable to the shareholders of the parent and safeguarding the interests of the Company and its shareholders as a whole.

(iv) References are made to the announcement dated 4 December 2017 and the circular dated 5 December 2017 of the Company in relation to proposed introduction of third-party investors for capital contribution to certain subsidiaries (the "**Previous Capital Contribution**"). The Transferors acquired the Target Equity through making capital contribution to the Target Companies by debt-to-equity swap or in cash. Through the Previous Capital Contribution, the Company can effectively reduce the scale of interest-bearing liabilities, reduce the interests of interest-bearing debts, cut financial costs effectively and increase its profits scale. Should the consideration for the Target Equity under the Proposed Acquisition be settled by cash, the Previous Capital Contribution will be meaningless. Furthermore, given that the issue price of the Consideration Shares was fixed at an earlier point and would not be effected by the fluctuation in the share price in the process of the Proposed Acquisition, to pay the consideration of the Proposed Acquisition by issuance of Consideration Shares is fair and reasonable and in the interests of the Company and the Shareholders as a whole.

The Directors (including the independent non-executive Directors) are of the view that the transactions contemplated under the Equity Acquisition Agreements (as amended by the Equity Acquisition Supplemental Agreements) are on normal commercial terms, and are fair and reasonable and in the interests of the Company and the Shareholders as a whole, but are not in the ordinary or usual course of business of the Group due to the nature of such transactions.

9. IMPLICATIONS UNDER THE HONG KONG LISTING RULES

Mr. Wang Jun, a Director of the Company, serving as the business director in China Cinda, had abstained from voting on the relevant Board resolution(s) in relation to the transactions contemplated under the Equity Acquisition Agreements (as amended by the Equity Acquisition Supplemental Agreements) and, to the extent applicable, will voluntarily abstain from voting at the EGM and the Class Meetings on relevant resolution(s). As at the Latest Practicable Date, Mr. Wang Jun neither held nor owned any interest in the Shares of the Company. Save as the aforementioned, none of the Directors has any material interests in the transactions contemplated under the Equity Acquisition Agreements (as amended by the Equity Acquisition Supplemental Agreements), and thus none of them is required to abstain from voting on the relevant Board resolution(s).

As the highest applicable percentage ratio (as defined under the Hong Kong Listing Rules) of the transactions contemplated under the Equity Acquisition Agreements (as amended by the Equity Acquisition Supplemental Agreements) is higher than 5% but less than 25%, the Company's acquisition of the equity interests in the Target Companies held by the Transferors by issuance of Consideration Shares to the Transferors pursuant to the Equity Acquisition Agreements (as amended by the Equity Acquisition Supplemental Agreements) constitutes a discloseable transaction of the Company and shall be subject to reporting and announcement requirements, but exempt from shareholders' approval requirement under Chapter 14 of the Hong Kong Listing Rules.

As at the Latest Practicable Date, Huarong Ruitong and Zhaoping Investment are substantial shareholders of Chalco Mining, a subsidiary of the Company. Pursuant to Rule 14A.09 of the Hong Kong Listing Rules, however, Chalco Mining is an insignificant subsidiary of the Company. Therefore, Huarong Ruitong and Zhaoping Investment are not connected persons of the Company under Chapter 14A of the Hong Kong Listing Rules. China Life is a substantial shareholder of Chalco Shandong and Baotou Aluminum, both being subsidiaries of the Company, and is therefore a connected person of the Company under Chapter 14A of the Hong Kong Listing Rules. Therefore, the Company's acquisition of the equity interests in the Target Companies held by China Life by the issuance of Consideration Shares to China Life constitutes a connected transaction of the Company under Chapter 14A of the Hong Kong Listing Rules. As the highest applicable percentage ratio (as defined under the Hong Kong Listing Rules) of the transaction is higher than 5%, the Equity Acquisition Agreements (as amended by the Equity Acquisition Supplemental Agreements) and the transactions contemplated thereunder shall be subject to reporting, announcement and independent shareholders' approval requirements.

In addition, as the Proposed Acquisition involves the issuance of A Shares by the Company pursuant to the Specific Mandate, the proposed issuance of Consideration Shares is subject to approval by the Independent Shareholders at the EGM and the Class Meetings by way of special resolutions in accordance with Rule 19A.38 of the Hong Kong Listing Rules.

10. INDEPENDENT FINANCIAL ADVISER AND INDEPENDENT BOARD COMMITTEE

VBG Capital has been appointed by the Company as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders as to, among other things, whether the acquisition of the equity interests in the Target Companies held by China Life by the issuance of Consideration Shares contemplated under the Equity Acquisition Agreements (as amended by the Equity Acquisition Supplemental Agreements) is fair and reasonable and is in the interests of the Company and the Shareholders as a whole. The Independent Board Committee has been established by the Company to advise the Independent Shareholders in respect of, among other things, the acquisition of the equity interests in the Target Companies held by China Life by the issuance of Consideration Shares contemplated under the Equity Acquisition Agreements (as amended by the Equity Acquisition Supplemental Agreements).

III. RESOLUTION ON THE PROPOSED PROVISION OF GUARANTEE BY CHINA ALUMINUM INTERNATIONAL TRADING CO., LTD.* (中鋁國際貿易有限公司) FOR THE APPLICATION FOR QUALIFICATION OF BEING DESIGNATED WAREHOUSE FOR COMMODITY DELIVERY BY CHALCO INNER MONGOLIAN INTERNATIONAL TRADING CO., LTD. *(中鋁內蒙古國貿有限公司)

Chalco Inner Mongolian International Trading Co., Ltd.* ("**Inner Mongolian International Trading**") is a wholly-owned subsidiary of China Aluminum International Trading Co., Ltd.* ("**China Aluminum International Trading**"), a wholly-owned subsidiary of the Company. Inner Mongolian International Trading intends to apply for the qualification of being designated warehouse for coking coal and coke delivery to the Dalian Commodity Exchange (the "**DCE**"). In accordance with the provisions of the DCE that "warehouse applicants shall provide an eligible guarantee company", China Aluminum International Trading plans to provide guarantee for the aforesaid qualification, with maximum guarantee amount of not more than RMB1 billion for a guarantee term commencing from the date of signing of the Agreement of Designated Warehouse by the DCE (《大商所指定倉庫協議書》)between Inner Mongolian International Trading and the DCE until two years after its termination. The term of granting such guarantee will be effective within 12 months from the date on which this resolution is approved at the EGM.

Subject to the amount of the above-mentioned guarantee and within the scope permissible under the relevant national policies, the Board recommends to authorize the Chairman of the Company or other persons authorized by the Chairman to be responsible for all matters relating to the above-mentioned guarantee and to execute all relevant documents.

IV. EGM AND CLASS MEETINGS

A notice convening the EGM to be held at the Company's conference room, No. 62 North Xizhimen Street, Haidian District, Beijing, the PRC at 2:00 p.m. on Monday, 17 September 2018 (the "**Notice of EGM**") has been despatched to the Shareholders on 31 July 2018. The Supplemental Notice of EGM dated 31 August 2018 is enclosed with this supplemental circular, for the purpose of informing the Shareholders of the new resolution to be submitted to the EGM for consideration and approval. The resolutions, which are originally scheduled to be submitted to the EGM for approval as contained in the Notice of the EGM, remain unchanged. A revised form of proxy of EGM (the "**Revised Form of Proxy of EGM**") which is enclosed with the Supplemental Notice of EGM has been despatched to the Shareholders on 31 August 2018.

Important Notice: The Revised Form of Proxy of EGM supersedes the form of proxy which was enclosed with the circular and the notice dated 31 July 2018 in relation to the EGM (the "Original Form of Proxy of EGM") and has been dispatched to the Shareholders. Shareholders who have duly completed and returned the Original Form of Proxy of EGM shall note that the Original Form of Proxy of EGM is no longer applicable to the EGM.

A reply slip for use at the EGM, together with the Notice of EGM, has been despatched to the Shareholders and is also published on the website of the Hong Kong Stock Exchange (www.hkex.com.hk). Shareholders who are qualified and intend to attend the EGM should have completed and returned the reply slip in accordance with the instructions printed thereon on or before Monday, 27 August 2018. Shareholders who intend to appoint a proxy to attend the EGM and to vote on the resolutions set out in the Notice of EGM and the Supplemental Notice of EGM are requested to complete and return the Revised Form of Proxy of EGM in accordance with the instructions printed thereon not less than 24 hours before the time appointed for the holding of the EGM or any adjournment thereof. Completion and return of the Revised Form of Proxy will not prevent you from attending and voting in person at the EGM or any adjournment thereof if you so wish.

A notice convening the H Shareholders Class Meeting to be held at the Company's conference room, No. 62 North Xizhimen Street, Haidian District, Beijing, the PRC on Monday, 17 September 2018 (the "**Notice of H Shareholders Class Meeting**"), immediately after the conclusion of the EGM, the A Shareholders Class Meeting or any adjournment thereof which will be held at the same place and on the same date, has been despatched to the Shareholders on 31 July 2018.

A reply slip and a form of proxy for use at the H Shareholders Class Meeting, together with the Notice of H Shareholders Class Meeting, have been despatched to the Shareholders and are also published on the website of the Hong Kong Stock Exchange (www.hkex.com.hk). Shareholders who are qualified and intend to attend the H Shareholders Class Meeting should have completed and returned the reply slip in accordance with the instructions printed thereon on or before Monday, 27 August 2018. Shareholders who intend to appoint a proxy to attend the H Shareholders Class Meeting and to vote on the resolutions set out in the Notice of H Shareholders Class Meeting are requested to complete and return the form of proxy applicable to the H Shareholders Class Meeting in accordance with the instructions printed thereon not less than 24 hours before the time appointed for the holding of the H Shareholders Class Meeting or any adjournment thereof. Completion and return of the form of proxy applicable to the H Shareholders Class Meeting will not prevent you from attending and voting in person at the aforesaid meetings or any adjournment thereof if you so wish.

As at the Latest Practicable Date, China Cinda, CPIC Life, China Life hold 133,385,331 A Shares, 4,467,700 A Shares and 7,371,000 A Shares of the Company, respectively, representing approximately 0.89%, 0.03% and 0.05% of the total issued share capital of the Company, respectively. China Life is a connected person of the Company under the Hong Kong Listing Rules, and China Life, Huarong Ruitong and Zhaoping Investment are related parties of the Company under the listing rules of the SSE. The abovementioned persons and all other Shareholders who are interested or involved in the Equity Acquisition Agreements (as amended by the Equity Acquisition Supplemental Agreements) and the transactions contemplated thereunder as well as the Specific Mandate will abstain from voting at the EGM and the Class Meetings on the relevant resolutions. Save as disclosed above, to the best knowledge, information and belief of the Directors, as at the Latest Practicable Date, none of the Shareholders of the Company is required to abstain from voting on the proposed resolutions at the EGM, the A Shareholders Class Meeting and the H Shareholders Class Meeting.

For particulars of other resolutions proposed at the meetings, eligibility and registration procedures fo attending the meetings, closure of register of members and other matters regarding the meetings, please refer to the circular of the Company dated 31 July 2018 containing the Notice of EGM and the Notice of H Shareholders Class Meeting.

V. RECOMMENDATIONS

Your attention is drawn to the letter from the Independent Board Committee set out on pages 32 to 33 of this supplemental circular, which contains its recommendations to the Independent Shareholders in respect of, among other things, the acquisition of the equity interests in the Target Companies held by China Life by the issuance of Consideration Shares contemplated under the Equity Acquisition Agreements (as amended by the Equity Acquisition Supplemental Agreements).

Your attention is also drawn to the letter from VBG Capital as set out on pages 34 to 60 of this supplemental circular, which contains its recommendations to the Independent Board Committee and the Independent Shareholders in respect of, among other things, the acquisition of the equity interests in the Target Companies held by China Life by the issuance of Consideration Shares contemplated under the Equity Acquisition Agreements (as amended by the Equity Acquisition Supplemental Agreements).

The Directors (including independent non-executive Directors) consider that the Equity Acquisition Agreements (as amended by the Equity Acquisition Supplemental Agreements) and the transactions contemplated thereunder as well as the Specific Mandate are fair and reasonable and in the interests of the Company and its Shareholders as a whole. The Board is of the view that the other resolution set out in this supplemental circular is also in the interests of the Company and its Shareholders as a whole. Accordingly, the Board recommends the Shareholders to vote in favour of the relevant resolutions contained in the Notice of EGM and the Notice of H Shareholders Class Meeting dated 31 July 2018 and the Supplemental Notice of EGM dated 31 August 2018.

VI. ADDITIONAL INFORMATION

Your attention is drawn to the additional information set out in the appendices to this supplemental circular.

By order of the Board
Aluminum Corporation of China Limited*
Zhang Zhankui
Company Secretary

* *For identification purposes only*

CHALCO

中国铝业股份有限公司

ALUMINUM CORPORATION OF CHINA LIMITED*

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

31 August 2018

To the Independent Shareholders

Dear Sirs or Madams,

DISCLOSEABLE AND CONNECTED TRANSACTION: PROPOSED ISSUANCE OF NEW A SHARES FOR ACQUISITION PURSUANT TO THE SPECIFIC MANDATE

We refer to the supplemental circular of the Company dated 31 August 2018 to the Shareholders of the Company (the "**Supplemental Circular**"), of which this letter forms part (terms defined in the Supplemental Circular shall have the same meanings when used in this letter, unless the context requires otherwise).

We have been appointed by the Board as the Independent Board Committee to advise you as to, among other things, whether the acquisition of the equity interests in the Target Companies held by China Life by the issuance of Consideration Shares contemplated under the Equity Acquisition Agreements (as amended by the Equity Acquisition Supplemental Agreements) is fair and reasonable. The transactions contemplated under the Equity Acquisition Agreements (as amended by the Equity Acquisition Supplemental Agreements) are on normal commercial terms, and are fair and reasonable and in the interests of the Company and the Shareholders as a whole, but are not in the ordinary or usual course of business of the Group due to the nature of such transaction.

VBG Capital has been appointed by the Company as the Independent Financial Adviser to advise you and us in this regard. Details of its recommendation, together with the principal factors and reasons it has taken into consideration in arriving at its recommendation are set out in its letter on pages 34 to 60 of the Supplemental Circular.

Your attention is also drawn to the letter from the Board set out on pages 1 to 31 of the Supplemental Circular and the additional information set out in the appendices to the Supplemental Circular.

Having taken into account the details of, among other things, the acquisition of the equity interests in the Target Companies held by China Life by the issuance of Consideration Shares contemplated under the Equity Acquisition Agreements (as amended by the Equity Acquisition Supplemental Agreements), and having considered the interests of the Company and the Independent Shareholders, as well as the advice of VBG Capital, we consider that, among other things, the acquisition of the equity interests in the Target Companies held by China Life by the issuance of Consideration Shares contemplated under the Equity Acquisition Agreements (as amended by the Equity Acquisition Supplemental Agreements) is on normal commercial terms, and is fair and reasonable and in the interests of the Company and its Shareholders as a whole, but is not in the ordinary or usual course of business of the Group due to the nature of such transaction. Accordingly, we recommend the Independent Shareholders to vote in favour of the resolutions to be proposed at the EGM and the Class Meetings approving, among other things, the acquisition of the equity interests in the Target Companies held by China Life by the issuance of Consideration Shares contemplated under the Equity Acquisition Agreements (as amended by the Equity Acquisition Supplemental Agreements).

Yours faithfully,
For and on behalf of the Independent Board Committee
Aluminum Corporation of China Limited*
Ms. Chen Lijie
Mr. Hu Shihai
Mr. Lie-A-Cheong Tai Chong, David
Independent non-executive Directors

* *For identification purposes only*

Set out below is the text of a letter received from VBG Capital Limited, the Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders in respect of the Proposed Acquisition for the purpose of inclusion in this supplemental circular.

建泉融資有限公司
VBG Capital Limited

18/F., Prosperity Tower
39 Queen's Road Central
Hong Kong

31 August 2018

To: *The independent board committee and the independent shareholders of Aluminum Corporation of China Limited*

Dear Sirs,

DISCLOSEABLE TRANSACTION AND CONNECTED TRANSACTION PROPOSED ISSUANCE OF NEW A SHARES FOR ACQUISITION

INTRODUCTION

We refer to our appointment as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the Proposed Acquisition, details of which are set out in the letter from the Board (the "**Letter from the Board**") contained in the supplemental circular dated 31 August 2018 issued by the Company to the Shareholders (the "**Supplemental Circular**"), of which this letter of advice forms part. Terms used in this letter of advice shall have the same meanings as ascribed to them under the section headed "Definitions" in the Supplemental Circular unless the context requires otherwise.

On 31 January 2018, the Company and the Transferors entered into the Equity Acquisition Agreements (comprising the Chalco Shandong Equity Acquisition Agreement, the Zhongzhou Aluminum Equity Acquisition Agreement, the Baotou Aluminum Equity Acquisition Agreement and the Chalco Mining Equity Acquisition Agreement), pursuant to which, the Company conditionally agreed to acquire and each of the Transferors conditionally agreed to sell, the Target Equity. Subsequently on 30 July 2018, the Equity Acquisition Supplemental Agreements were entered into by the Company and the Transferors to revise certain terms of the Equity Acquisition Agreements. Pursuant to the Equity Acquisition Agreements (as supplemented by the Equity Acquisition Supplemental Agreements), the Company conditionally agreed to acquire and each of the Transferors conditionally agreed to sell, the Target Equity at an aggregate consideration of approximately RMB12,713,248,350 (the "**Consideration**"). The Consideration will be paid by the Company through issuance of a total of approximately 2,118,874,715 Consideration Shares at the issue price of RMB6.00 per Consideration Share (the "**Issue Price**") to the Transferors. Upon completion of the respective transactions under the Equity Acquisition Agreements (as supplemented

by the Equity Acquisition Supplemental Agreements), each of the Target Companies will become a wholly-owned subsidiary of the Company while the aggregate shareholding of the Transferors in the Company will increase from approximately 0.97% to approximately 13.29%.

According to the Letter from the Board, the transactions contemplated under the Equity Acquisition Agreements (as supplemented by the Equity Acquisition Supplemental Agreements) constitute discloseable transaction for the Company and shall be subject to reporting and announcement requirements, but are exempt from shareholders' approval requirement under Chapter 14 of the Hong Kong Listing Rules. In addition, the Company's acquisition of the equity interests in the Target Companies from China Life under the Equity Acquisition Agreements (as supplemented by the Equity Acquisition Supplemental Agreements) constitutes a connected transaction for the Company under Chapter 14A of the Hong Kong Listing Rules, and the Equity Acquisition Agreements (as supplemented by the Equity Acquisition Supplemental Agreements) and the transactions contemplated thereunder shall be subject to reporting, announcement and independent shareholders' approval requirements.

The Independent Board Committee comprising, Ms. Chen Lijie, Mr. Hu Shihai and Mr. Lie-A-Cheong Tai Chong, David (all being the independent non-executive Directors) has been established to advise the Independent Shareholders on (i) whether the terms of the Equity Acquisition Agreements (as supplemented by the Equity Acquisition Supplemental Agreements) are on normal commercial terms and are fair and reasonable so far as the Independent Shareholders are concerned; (ii) whether the Proposed Acquisition is in the interests of the Company and the Shareholders as a whole; and (iii) how the Independent Shareholders should vote in respect of the resolution(s) to approve the Proposed Acquisition at the EGM. We, VBG Capital Limited, have been appointed as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders in this respect.

OUR INDEPENDENCE

As at the Latest Practicable Date, apart from having acted as the independent financial adviser of the Company relating to (i) a discloseable and connected transaction in relation to the proposed acquisition of 60% equity interest in Chinalco (Shanghai) Co., Ltd. which a supplemental circular dated 23 August 2016 was issued; (ii) a continuing connected transaction in relation to the new financial services agreement with Chinalco Finance Co., Ltd. which a supplemental circular dated 5 December 2017 was issued; and (iii) the existing engagement in relation to the Proposed Acquisition, we did not have any business relationship with the Company within the past two years. Save for the normal fees payable to us in connection with this appointment, no arrangement exists whereby we shall receive any fees or benefits from the Company and its subsidiaries or the Directors, chief executive or substantial shareholders of the Company or any of their associates. We consider ourselves independent to form our opinion in respect of the Proposed Acquisition.

BASIS OF OUR OPINION

In formulating our opinion with regard to the Proposed Acquisition, we have relied on the information and facts supplied, opinions expressed and representations made to us by the management of the Group (including but not limited to those contained or referred to in the announcements of the Company regarding the Proposed Acquisition and the Supplemental Circular). We have assumed that the information and facts supplied, opinions expressed and representations made to us by the management of the Group were true, accurate and complete at the time they were made and continue to be true, accurate and complete in all material aspects until the date of the Supplemental Circular. We have also assumed that all statements of belief, opinions, expectation and intention made by the management of the Group in the Supplemental Circular were reasonably made after due enquiry and careful consideration. We have no reason to suspect that any material facts or information have been withheld or to doubt the truth, accuracy and completeness of the information and facts contained in the Supplemental Circular, or the reasonableness of the opinions expressed by the Company, its management and/or advisers, which have been provided to us.

The Directors have collectively and individually accepted full responsibility for the accuracy of the information contained in the Supplemental Circular and have confirmed, having made all reasonable enquiries, which to the best of their knowledge and belief, that the information contained in the Supplemental Circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement in the Supplemental Circular or the Supplemental Circular misleading. We, as the Independent Financial Adviser, take no responsibility for the contents of any part of the Supplemental Circular, save and except for this letter of advice.

We consider that we have been provided with sufficient information to reach an informed view and to provide a reasonable basis for our opinion. We have not, however, conducted any independent in-depth investigation into the business and affairs or future prospects of the Group, Chinalco, the Target Companies, the Transferors or their respective shareholders, subsidiaries or associates, nor have we considered the taxation implication on the Group or the Shareholders as a result of the Proposed Acquisition. Our opinion is necessarily based on the market, financial, economic and other conditions in effect and the information made available to us as at the Latest Practicable Date. Shareholders should note that subsequent developments (including change in market and economic conditions) may affect and/or change our opinion and we have no obligation to update this opinion to take into account events occurring after the Latest Practicable Date or to update, revise or reaffirm our opinion. Nothing contained in this letter of advice should be construed as a recommendation to hold, sell or buy any Shares or any other securities of the Company.

We have not made any independent evaluation or appraisal of the assets and liabilities of the Group or the Target Companies, and we have not been furnished with any such evaluation or appraisal, save and except for the valuation reports prepared by China United Assets Appraisal as set out in Appendices I to IV to the Supplemental Circular in respect of the estimated appraised value of equity interests of each of the Target Companies (the "**Valuation Reports**"). Since we are not experts in the valuation of assets, land or properties, we have relied solely upon the aforesaid valuation reports for the estimated appraised value of equity interests of each of the Target Companies as at the Valuation Benchmark Date.

Where information in this letter of advice has been extracted from published or otherwise publicly available sources, we have ensured that such information has been correctly and fairly extracted, reproduced or presented from the relevant sources but we did not conduct any independent investigation into the accuracy and completeness of such information.

PRINCIPAL FACTORS AND REASONS CONSIDERED

In arriving at our opinion in respect of the Proposed Acquisition, we have taken into consideration the following principal factors and reasons:

1. Background of and reasons for the Proposed Acquisition

Business and financial overview of the Group

The Company is a joint stock limited company incorporated in the PRC, the A Shares, H Shares and ADS(s) of which are listed on the SSE, the Hong Kong Stock Exchange and the New York Stock Exchange, respectively. The Group principally engages in the exploration and mining of bauxite and coal and other resources; production, sales and technology research and development of alumina, primary aluminium and aluminium alloy products; international trade; logistics business; thermal and new energy power generation, etc.

Set out below is a summary of the consolidated financial information of the Group for the six months ended 30 June 2018 and the two years ended 31 December 2017 as extracted from the Company's interim report for the six months ended 30 June 2018 and its annual report for the year ended 31 December 2017 (the "**2017 Annual Report**"), respectively:

	For the six month ended 30 June 2018 (unaudited) *RMB'000*	**For the year ended 31 December 2017** (audited) *RMB'000*	**For the year ended 31 December 2016** (audited and restated) *RMB'000*
Revenue	82,056,113	180,080,750	144,228,916
Profit for the period/year	1,360,713	2,363,949	1,221,373

As depicted by the above table, the Group's total revenue for the year ended 31 December 2017 was approximately RMB180.1 billion, representing a substantial increase of approximately 24.86% as compared to that of the prior year. With reference to the 2017 Annual Report, such increase was primarily due to the increase in prices as well as trading volume of products. During the same year under review, the Group's net profit also rose from approximately RMB1.2 billion to approximately RMB2.4 billion, representing a substantial increase of approximately 93.55%. With reference to the 2017 Annual Report, such increase was mainly attributable to the considerable increase in the gross profit of the main products of the Company as a result of supply-side structural reform.

As advised by the Directors, going forward, the Company will leverage on the benefit of supply-side structural reform and commit itself to the work for turning around and extricating from the plight of loss, transformation and upgrading, as well as reform and development. The Company is committed to sustaining its leadership in the domestic market and insists on extending the front-end of the industrial chain and developing the high-end of the value chain. It has established the general direction of "scientifically consolidating upstream businesses, optimising and adjusting midstream businesses and expanding into downstream businesses". The Company will promote reform in terms of quality, efficiency and power, and will accelerate structural adjustment and promote transformation and upgrading. In addition, the Company will increase international cooperation in production capacity and enhance its operation capacity as a global player, and to solidly strengthen, optimise and expand its business.

Information on the Target Companies

Information on Chalco Shandong

As referred to in the Letter from the Board, Chalco Shandong is a limited liability company incorporated in the PRC, principally engaged in production and sales of alumina, aluminium hydroxide and refined alumina.

Set out below are the key audited consolidated financial information of Chalco Shandong for the two years ended 31 December 2017 as provided by the Company:

	For the year ended 31 December 2017	**For the year ended 31 December 2016**	**% Increment**
	RMB	*RMB*	*%*
Revenue	8,402,307,600	5,990,182,500	40.27
Net profit for the year	322,183,900	353,698,000	(8.91)

As at 31 December 2017, the audited consolidated net assets of Chalco Shandong were approximately RMB4,632,575,100.

Information on Zhongzhou Aluminum

As referred to in the Letter from the Board, Zhongzhou Aluminum is a limited liability company incorporated in the PRC, principally engaged in production and sales of metallurgical grade alumina and a variety of alumina products.

Set out below are the key audited consolidated financial information of Zhongzhou Aluminum for the two years ended 31 December 2017 as provided by the Company:

	For the year ended 31 December 2017 *RMB*	**For the year ended 31 December 2016** *RMB*	**% Increment** *%*
Revenue	5,831,439,200	4,716,235,000	23.65
Net profit for the year	178,261,300	32,260,500	452.57

As at 31 December 2017, the audited consolidated net assets of Zhongzhou Aluminum were approximately RMB5,831,357,300.

Information on Baotou Aluminum

As referred to in the Letter from the Board, Baotou Aluminum is a limited liability company incorporated in the PRC, principally engaged in power generation and supply, and production and sales of aluminum, aluminum alloy and relevant processed products.

Set out below are the key audited consolidated financial information of Baotou Aluminum for the two years ended 31 December 2017 as provided by the Company:

	For the year ended 31 December 2017 *RMB*	**For the year ended 31 December 2016** *RMB*	**% Increment** *%*
Revenue	10,419,392,100	6,467,151,800	61.11
Net profit for the year	723,166,600	795,476,300	(9.09)

As at 31 December 2017, the audited consolidated net assets of Baotou Aluminum were approximately RMB7,835,530,000.

Information on Chalco Mining

As referred to in the Letter from the Board, Chalco Mining is a limited liability company incorporated in the PRC, principally engaged in mining of bauxite.

Set out below are the key audited consolidated financial information of Chalco Mining for the two years ended 31 December 2017 as provided by the Company:

	For the year ended 31 December 2017 *RMB*	For the year ended 31 December 2016 *RMB*	% Increment *%*
Revenue	4,430,379,300	2,390,440,700	85.34
Net profit/(loss) for the year	41,645,700	(540,128,400)	Not applicable

As at 31 December 2017, the audited consolidated net assets of Chalco Mining were approximately RMB6,588,142,800.

The Target Companies as key subsidiaries of the Group

Upon our enquiry and based on the Directors' representation, each of the Target Companies possesses its own strengths and advantages in business development which are beneficial for the future development of the Group. Above all, Chalco Shandong and Zhongzhou Aluminum are mainly engaged in the production of alumina and Baotou Aluminum is mainly engaged in the production of primary aluminium. The bauxite ore operated by Chalco Mining is mainly used for internal production of alumina. Furthermore, the assets of the Target Companies are located in Zibo City, Shandong Province (Chalco Shandong), Jiaozuo City, Henan Province (Zhongzhou Aluminum), Baotou City, Inner Mongolia (Baotou Aluminum) and Zhengzhou City, Henan Province (Chalco Mining), all being important transportation hubs in the PRC with superior geographical conditions and strong industrial bases.

As further represented by the Directors, the new alumina products produced by Chalco Shandong and Zhongzhou Aluminum enjoy a high market share and are domestically and internationally well-recognised. In addition, Baotou Aluminum is located in Inner Mongolia with large amount of coal reserves and steady energy and power supply which could optimise the industrial chain of electrolytic aluminum. There are also abundant bauxite resources in the mines owned and operated by Chalco Mining. As the mining cost of self-owned mines is relatively lower and the market price of bauxite has been rising, the advantage of self-sufficiency in ore supply is increasing prominent.

Information on the Transferors

For information regarding the Transferors, please refer to the section headed “Information on the Parties” of the Letter from the Board.

Overview of the aluminium industry

Application of products

The industrial chain of aluminium mainly consists of four parts: bauxite mining, alumina refining, primary aluminium production and aluminium processing. The first part is the mining of bauxite, followed by the processing of bauxite to produce alumina and the production of primary aluminium by electrolysis of molten alumina. Primary aluminium can be further processed into various aluminium materials, aluminium alloys and aluminium powders. According to application, alumina can be roughly divided into two major categories: one is used as raw material for electrolytic production of metallic aluminium, known as metallurgical alumina, and the other is non-metallurgical alumina used in other fields. Among the alumina products, metallurgical alumina accounts for the majority of the total production, while non-metallurgical alumina only accounts for a small part.

Metallurgical alumina is the main raw material for producing primary aluminium, and thus its demand is closely related to the demand for primary aluminium. Attributable to its excellent properties of lightness, electrical conductivity, thermal conductivity, plasticity, corrosion resistance, etc., aluminium is widely used in many industries, including military and aerospace industries. Therefore, most countries in the world have substantial demand for aluminium and aluminium related products in the course of their economic development.

Supply and demand trend within the PRC

With reference to the statistics released by the National Bureau of Statistics of China (www.stats.gov.cn), from 2001 to 2016, production of primary aluminium and metallurgical alumina in the PRC increased every year, and the growth of primary aluminium and metallurgical alumina production peaked in 2007 and 2006 respectively, with year-on-year increase of approximately 33.18% and 54.29%, respectively. After 2011, the production growth of primary aluminium and metallurgical alumina as a whole showed a declining trend due to the reduction in output of the aluminium industry and the lagging of new production capacity. At the end of 2015, due to continual losses, China’s aluminium companies even started to cut production in a large scale. As a result of production cut, the production growth of primary aluminium and metallurgical alumina in the PRC only increased by approximately 3.93% and 3.27% respectively in 2016, both being the lowest growth rates since 2010.

On the other hand, the consumption of primary aluminium in the PRC increased from approximately 3.64 million tons in 2001 to approximately 32.8 million tons in 2016, representing a compound annual growth rate of approximately 15.7%, which was much higher than the global average. According to the market report of Beijing Antaike Information Development Co., Ltd. *(* for identification purpose only)* (北京安泰科信息開發有限公司) (an affiliate of the Nonferrous Metals Technology and Economic Research Institute under the China Nonferrous Metals Industry Association), it was estimated that the consumption of primary aluminium in the PRC will reach approximately 35.4 million tons in 2017, representing an increase of approximately 7.9% as compared to the prior year.

Pricing and technology

From 2005 to 2015, the production capacity of the aluminium industry expanded dramatically. The production capacities of primary aluminium and metallurgical alumina had respectively increased from approximately 10.79 million tons in 2005 to approximately 38.94 million tons in 2015, and approximately 8.5 million tons in 2005 to approximately 69.65 million tons in 2015, resulting in fierce market competition. Even though the consumption of primary aluminium in the PRC also increased significantly, in the context of greater supply than demand, coupled with the impact of international and domestic macroeconomic downturns, the domestic aluminium price had been declining since the financial crisis in 2008. By the end of 2015, the price of primary aluminium dropped to approximately RMB9,620 per ton, resulting in an industry-wide loss.

Since 2016, due to the stabilisation of the PRC's economic growth and the supply-side reform, aluminium price has gradually recovered. According to the market report of Beijing Antaike Information Development Co., Ltd.* (北京安泰科信息開發有限公司), the domestic and international aluminium price rose sharply in 2017. The average price of LME Aluminum Alloy 3 Month in 2017 was approximately 23.3% higher as compared to 2016, and the average price of SHFE Aluminum Alloy 3 Month in 2017 was approximately 21.2% higher as compared to 2016. Metallurgical alumina price also gradually recovered since the price trough in early 2016. The domestic price of metallurgical alumina rose to approximately RMB3,700 per ton in 2017.

Currently, the PRC's aluminium industry is basically in line with the international level with mature production technology. According to the International Aluminium Association, from 1998 to 2016, the primary aluminium smelting energy intensity and metallurgical alumina refining energy intensity in the PRC were continuously reducing, which had increased the production efficiency of primary aluminium and metallurgical alumina and effectively reduced production costs. In 2016, the domestic primary aluminium smelting energy intensity and metallurgical alumina refining energy intensity data were both below the world average levels.

Favourable government policies

In recent years, a series of industry planning policies and related supporting policies and regulations have been promulgated in the PRC, which mainly include《有色金屬產業調整和振興規劃》(2009) (Regulations for Nonferrous Metals Industry Adjustment and Rejuvenation (2009)*),《鋁行業規範條件》(工信部公告2013年第36號) (Aluminum Industry Specification Rules (Announcement No. 36 of 2013, Ministry of Industry and Information Technology)*),《鋁工業「十二五」發展規劃》(Twelfth Five Year Development Plan of Aluminum Industry*),《關於抑制部分行業產能過剩和重複建設引導產業健康發展的若干意見》(國發(2009)38號) (Several Opinions on Suppressing Overcapacity and Duplicate Construction in Some Industries and to Guide the Healthy Development of Industries ((2009) No. 38, State Council)*),《國務院關於化解產能嚴重過剩矛盾的指導意見》(國發(2013)41 號) (Guiding Opinions of the State Council on Resolving the Contradiction of Serious Overcapacity ((2013) No. 41, State Council)*),《關於印發〈清理整頓電解鋁行業違法違規項目專項行動工作方案〉的通知》(發改辦產業(2017)656號) (Announcement on Issuing a Special Action Plan for Clearing up the Illegal Projects in the Electrolytic Aluminum Industry ((2017) No. 656, Development and Reform Office)*) and《京津冀及周邊地區2017年大氣污染防治工作方案》(環大氣(2017)29號) (Work Plan for Air Pollution Prevention and Control in 2017 for Beijing, Tianjin, Hebei and Surrounding Areas ((2017) No. 29, Environmental Protection Department)*). The aforesaid policies and regulations aim at eliminating outdated production capacity, improving energy conservation, reducing emissions and encouraging aluminium companies to conduct mergers and acquisitions and reorganisation, and are overall conducive to the healthy, orderly and long-term development of the aluminium industry in the PRC.

Reasons for and possible benefits of the Proposed Acquisition

As extracted from the Letter from the Board, the reasons for and possible benefits of the Proposed Acquisition include:

(i) Chalco Shandong, Zhongzhou Aluminum, Baotou Aluminum and Chalco Mining are important subsidiaries of the Company and important manufacturers of electrolytic aluminum and alumina. The acquisition of assets by way of issuance of shares enables the Company to have outright control over the said Target Companies, which is beneficial to the Company's further enhancement in control over the subsidiaries and safeguard the smooth operation of the enterprises concerned.

(ii) The industry has gone through a periodical and volatile recovery and critical focus has been fixed on the implementation of the supply-side structural reform. Under such circumstances, Chalco Shandong, Zhongzhou Aluminum, Baotou Aluminum and Chalco Mining are at critical stages of development. The Company has formulated longstanding strategies and has successively introduced various measures for the improvement of operation efficiency with a view to advancing the sustained and healthy development of the relevant subsidiaries. The acquisition of assets by way of issuance of shares enables the Company to have outright control over the said Target Companies, which facilities the coordinated development of the subsidiaries and the parent through implementation of strategic deployment, optimisation of resource allocation and improvement of operation efficiency, thereby strengthening the continuous profitability of the Company.

(iii) The Target Companies involved in the Restructuring are premium subsidiaries of the Company. Upon completion of the Restructuring, the Company will hold 100% equity interests in the four Target Companies, thereby increasing its shareholding in key subsidiaries. This is conducive to improving the net profits attributable to the shareholders of the parent and safeguarding the interests of the Company and the Shareholders as a whole.

(iv) References are made to the announcement of the Company dated 4 December 2017 and the circular dated 5 December 2017 in relation to the proposed introduction of third party investors for capital contribution to certain subsidiaries of the Company (the "**Previous Capital Contribution**"). The Transferors acquired the Target Equity through making capital contribution to the Target Companies by debt-to-equity swap or in cash. Through the Previous Capital Contribution, the Company can effectively reduce the scale of interest-bearing liabilities, reduce the interests of interest-bearing debts, cut financial costs effectively and increase its profits scale. The Directors consider that should the Consideration be settled by cash, the Previous Capital Contribution will be meaningless. Besides, given that the Issue Price was fixed at an earlier point and would not be affected by fluctuation in Share price in the process of the Proposed Acquisition, the Directors are of the view that settling the Consideration by the Issuance is fair and reasonable and in the interests of the Company and the Shareholders as a whole.

In light of that (i) the Proposed Acquisition could facilitate the development plan of the Group through implementation of strategic deployment, optimisation of resource allocation and improvement of operation efficiency; (ii) the Proposed Acquisition could allow the Group to exercise full control over the Target Companies to safeguard the smooth operation of the Group as a whole; (iii) as illustrated under the sub-section headed "Overview of the aluminium industry" of this letter of advice, the PRC's aluminium industry has been encountering various challenges and structural reform; (iv) leveraging on the strengths and advantages of each of the Target Companies as illustrated under the paragraph headed "The Target Companies as key subsidiaries of the Group" of this letter of advice, it is expected that the Group's overall effectiveness would be enhanced such that it could be in a better position to compete in the industry; (v) as illustrated under the sub-section headed "Information on the Target Companies" of this letter of advice, the profitability of the Target Companies has been satisfactory in 2017; and (vi) it is expected that the Issuance would strengthen the Company's capital structure while avoiding material cash outlay from the Group, we concur with the Directors that the Proposed Acquisition (including the Issuance) is in the interests of the Company and the Shareholders as a whole although it is not conducted in the ordinary and usual course of business of the Group.

2. Principal terms of the Equity Acquisition Agreements (as supplemented by the Equity Acquisition Supplemental Agreements)

The principal terms of the Equity Acquisition Agreements (as supplemented by the Equity Acquisition Supplemental Agreements) are about the same, which are summarised as follows:

Date: 31 January 2018 & 30 July 2018

Parties: The Company, as the purchaser
The Transferors, as the sellers

Nature of transaction: The Company conditionally agreed to acquire and each of the Transferors conditionally agreed to sell, the Target Equity comprising:

(i) approximately 30.7954% equity interest in Chalco Shandong;

(ii) approximately 36.8990% equity interest in Zhongzhou Aluminum;

(iii) approximately 25.6748% equity interest in Baotou Aluminum; and

(iv) approximately 81.1361% equity interest in Chalco Mining.

Consideration and payment: An aggregate Consideration of approximately RMB12,713,248,350 payable by the Company through issue of a total of approximately 2,118,874,715 Consideration Shares, including:

(i) under the Chalco Shandong Equity Acquisition Agreement, approximately RMB1,794,113,120 (the "**Shandong Consideration**") which will be payable by the Company through issuance of approximately 299,018,851 Consideration Shares at the Issue Price of RMB6.00 per Consideration Share;

(ii) under the Zhongzhou Aluminum Equity Acquisition Agreement, approximately RMB2,422,176,445 (the "**Zhongzhou Consideration**") which will be payable by the Company through issuance of approximately 403,696,072 Consideration Shares at the Issue Price;

(iii) under the Baotou Aluminum Equity Acquisition Agreement, approximately RMB2,666,468,984 (the "**Baotou Consideration**") which will be payable by the Company through issuance of approximately 444,411,495 Consideration Shares at the Issue Price; and

(iv) under the Chalco Mining Equity Acquisition Agreement, approximately RMB5,830,489,801 (the "**CM Consideration**") which will be payable by the Company through issuance of approximately 971,748,297 Consideration Shares at the Issue Price.

The Consideration

As advised by the Directors, the Shandong Consideration was determined based on the estimated appraised value of equity interests of Chalco Shandong as at the Valuation Benchmark Date in the valuation made by China United Assets Appraisal using the asset-based approach (the "**Shandong Valuation**").

As advised by the Directors, the Zhongzhou Consideration was determined based on the estimated appraised value of equity interests of Zhongzhou Aluminum as at the Valuation Benchmark Date in the valuation made by China United Assets Appraisal using the asset-based approach (the "**Zhongzhou Valuation**").

As advised by the Directors, the Baotou Consideration was determined based on the estimated appraised value of equity interests of Baotou Aluminum as at the Valuation Benchmark Date in the valuation made by China United Assets Appraisal using the income approach (the "**Baotou Valuation**").

As advised by the Directors, the CM Consideration was determined based on the estimated appraised value of equity interests of Chalco Mining as at the Valuation Benchmark Date in the valuation made by China United Assets Appraisal using the asset-based approach (the "**CM Valuation**") (the Shandong Valuation, the Zhongzhou Valuation, the Baotou Valuation and the CM Valuation, altogether, the "**Valuations**").

The Valuations

We have reviewed the four Valuation Reports, sent out information request lists and held telephone interviews with China United Assets Appraisal to enquire into the methodology adopted for and the basis and assumptions used in each of the Valuations. For our due diligence purpose, we have also reviewed and enquired into (i) the terms of engagement of China United Assets Appraisal with the Company; (ii) China United Assets Appraisal's qualification and experience in relation to the preparation of the Valuation Reports; and (iii) the steps and due diligence measures taken by China United Assets Appraisal to arrive at the Valuations. From the mandate letter(s) and other relevant information provided by China United Assets Appraisal and based on our telephone interviews with them, we are satisfied with the terms of engagement of China United Assets Appraisal as well as their qualification and experience for preparation of the Valuation Reports. China United Assets Appraisal also confirmed that they are independent to Chinalco, the Company, the Target Companies, the Transferors and their respective associates.

In the course of our discussion with China United Assets Appraisal, we understand that there are three commonly adopted valuation approaches for assets valuation, namely market approach, income approach and asset-based approach. Market approach is a valuation approach which determines the prevailing fair market value of companies by referring to comparables in the market based on one point of time on the valuation reference date in the capital market. As advised by China United Assets Appraisal, it is difficult to accurately quantify and rectify the degree of similarity between the comparable listed companies and the Target Companies given the lack of a fully-developed and active capital market in the PRC. In the absence of such market and the incapability to capture the cyclical fluctuation of the market, the market approach was not adopted for the valuation of the Target Companies. Income approach is a valuation approach which discounts the expected future revenue of the assets into present value with specific discount rates. The inherit value of the assets,

which means their future profitability, is the basis of the income approach. Whereas the historical cost of assets is the basis of the asset-based approach, and the Target Companies can provide China United Assets Appraisal with information required in the asset-based approach, which enables them to conduct a comprehensive assessment on the assets and liabilities of the Target Companies. As confirmed by China United Assets Appraisal, the income approach and the asset-based approach are widely considered as accepted valuation approaches for valuing assets, they are consistent with normal market practice and in compliance with the relevant valuation standards in the PRC. In addition, the Valuations were prepared in accordance with the requirements set out in Chapter 5 and Practice Note 12 to the Hong Kong Listing Rules.

(a) The Baotou Valuation

China United Assets Appraisal have adopted both the income approach and the asset-based approach to estimate the value of Baotou Aluminum. The estimated value of Baotou Aluminum derived by using the income approach amounted to approximately RMB10,385,549,200 and that derived by using the asset-based approach amounted to approximately RMB9,248,147,400, and the difference was approximately RMB1.137 billion or approximately 10.95%. China United Assets Appraisal have advised us that the main reason for the higher estimated valuation results derived by using the income approach is that not only the value of assets in the books of Baotou Aluminum, but also assets or factors not recorded in its accounts, such as stable supplier resources, scientific operation and management, and industrial operation experience of Baotou Aluminum can generate gains in the future with present value calculated by using the discounted cash flow method; while the asset-based approach only reflects the intrinsic value of assets and fails to fully demonstrate the comprehensive profitability of various assets and overall enterprise value of Baotou Aluminum. Taking into account the fact that national macro-regulatory policies have not exerted material adverse impact on the production and operation of Baotou Aluminium in recent years, and that Baotou Aluminium has always adhered to the management concepts of legality and compliance and has not been subject to any major penalty imposed by competent authorities in the last three years, there are not many uncertainties in the future business strategies of Baotou Aluminum. In view of also the competitive advantages of Baotou Aluminum, which include (i) its relatively mature and advanced electrolytic aluminum techniques under standardised management; and (ii) its lower power consumption cost on electrolytic aluminum as it owns the ancillary power plants, and is located adjacent to the coal production areas, China United Assets Appraisal consider the income approach to be fair and reasonable to be used for the Baotou Valuation to reflect the intrinsic value of Baotou Aluminum.

Given that the Baotou Valuation was estimated using the income approach, in such case, it is stipulated under Rule 14.62 of the Hong Kong Listing Rules that the Company is required to obtain (i) a letter from its auditors or reporting accountants confirming that they have reviewed the accounting policies and calculations for the forecast containing in the Baotou Valuation; and (ii) a report from its financial advisers confirming that they are satisfied that the forecast in the Baotou Valuation has been made by the Directors after due and careful enquiry, if no financial advisers have been appointed in connection with the transaction, the Company must provide a letter from the Board confirming they have made the forecast after due and careful enquiry. We consider that the above stipulation of the Hong Kong Listing Rules could safeguard the interest of the Shareholders and we noted that the Company has complied with the said requirements (for details, please refer to Appendix V to the Supplemental Circular).

(b) The Shandong Valuation, the Zhongzhou Valuation and the CM Valuation

China United Assets Appraisal have adopted both the income approach and the asset-based approach to estimate the value of each of Chalco Shandong, Zhongzhou Aluminum and Chalco Mining. The differences between the estimated valuation results derived by using the two valuation approaches were acceptable. The business of each of Chalco Shandong, Zhongzhou Aluminum and Chalco Mining is highly susceptible to the national regulation policies for environmental protection, and faces a number of uncertainties in the implementation of future development strategies. These will have significant impact on and cause certain uncertainties in the future revenue of those companies concerned. As the asset-based approach can objectively reflect the market value of the entire shareholders' equity interests of an enterprise from the perspective of asset composition and structure, it is considered to be a more prudent method to estimate the value of Chalco Shangdong, Zhongzhou Aluminum and Chalco Mining as basis for determination of the Shangdong Consideration, the Zhongzhou Consideration and the CM Consideration respectively.

We understand that in arriving at the Shangdong Valuation, the Zhongzhou Valuation and the CM Valuation using the asset-based approach, China United Assets Appraisal have carried out various steps to ensure the valuations are fair and reasonable, for instance:

(i) current assets: including cash and cash equivalents, receivables, prepaid amount, inventories, etc. China United Assets Appraisal (a) obtained detailed breakdown of current assets and cross-checked with original accounting vouchers; (b) collected necessary documents, including bank confirmation letter, copies of sales and purchase contracts; (c) examined the subject company's internal control on inventories; and (d) obtained relevant information to understand the background of suppliers (e.g. creditability, turnover for historical receivables, etc.);

(ii) current liabilities: including short-term borrowings, payables, interest payable, etc. China United Assets Appraisal (a) obtained detailed breakdown of current liabilities and cross-checked with original accounting vouchers; (b) collected necessary documents, including copies of loan agreements, tax payment certificate, purchase agreements and invoices; and (c) reviewed the banking facilities and tax policy, etc.

Upon our review, we noted that in all the three valuations, the appraised value of the subject companies are higher than their respective consolidated net book value as at the Valuation Benchmark Date. In this relation, we were advised by China United Assets Appraisal that the higher appraised valuation was largely due to the appreciation of fixed assets as a result of the increase in value of properties and related assets, which was triggered by the continual increase in prices of construction materials, labour costs and properties in recent years.

Further details of the basis and assumptions of the Valuations are included in the Valuation Reports as contained in Appendices I to IV to the Supplemental Circular. During our discussion with China United Assets Appraisal regarding the methodology, basis and assumptions of the Valuations, we have not found any material facts which may lead us to doubt the fairness and reasonableness of the methodology, principal basis and assumptions adopted for or the information used in the Valuation Reports. Nevertheless, Shareholders should note that valuation of assets usually involves assumptions and therefore the Valuations may or may not reflect the true market values of the Target Companies accurately.

Moreover, we understand that the Valuation Reports were issued on 10 April 2018, and they shall be valid for 12 months from the Valuation Benchmark Date; as a result, the Valuations were still valid as at the Latest Practicable Date. According to the Equity Acquisition Agreements (as supplemented by the Equity Acquisition Supplemental Agreements), the Company shall bear all profit or loss of the Target Equity incurred during the period from the Acquisition Benchmark Date (i.e. Valuation Benchmark Date) to the Closing Date of Target Equity, hence the Consideration would be unaffected. Accordingly, we concur with the Directors that the determination of the Consideration is fair and reasonable.

The price multiples analysis

To assess the fairness and reasonableness of the Consideration, we have also performed a trading multiples analysis, which include the price to book ratio ("**PBR**") and the price to earnings ratio ("**PER**"). To perform such analysis, we have searched for companies listed on the SSE and the Hong Kong Stock Exchange which are engaged in similar line of business as the Target Companies, i.e. the aluminium business and derive a majority of their revenue from such principal business (the "**Criteria**").

To the best of our knowledge and endeavour, we found an exhaustive list of seven listed companies (SSE: three; the Hong Kong Stock Exchange: four) which meet the Criteria (the "**Comparable Companies**"). It should be noted that the business operations and prospects of the Target Companies are not exactly the same as the Comparable Companies and we have not conducted any in depth investigation into the business operations and prospects of the Comparable Companies. Set out below are our relevant findings:

Company name (Stock code)	**Principal business**	**PBR** *(times)* *(Note 1)*	**PER** *(times)* *(Note 2)*
Companies listed on the SSE			
Henan Mingtai Al. Industrial Co., Ltd. (601677)	The aluminium businesses. Its products mainly include aluminum foil and aluminum profiles.	1.38	20.68
Shandong Nanshan Aluminium Co., Ltd. (600219)	Provision of complete aluminum industry chain production line, covering both upstream and downstream products.	0.94	18.98
Ningbo Fubang Jingye Group Co., Ltd. (600768)	The aluminium businesses. It is a regional aluminium deep-processing leading enterprise specialising in the production of industrial aluminum sheet strips and aluminum profiles.	13.10	25.04
Companies listed on the Hong Kong Stock Exchange			
Xingfa Aluminium Holdings Limited (98)	The aluminium businesses. The Company operates through two segments: Industrial Aluminium Profiles segment and Construction Aluminium Profiles segment.	0.93	5.03

Company name (Stock code)	Principal business	PBR *(times)* *(Note 1)*	PER *(times)* *(Note 2)*
United Company RUSAL Plc (486)	The aluminum businesses. The Company operates through four segments: Aluminum segment, Alumina segment, Energy segment and Mining and Metals segment.	2.47	9.00
Midas Holdings Limited (1021)	Manufacture of aluminum alloy extruded products for use in transport, power and other industries, and polyethylene (PE) pipes for gas and water distribution networks. The Company's segments include Aluminium Alloy Extruded Products Division, PE Pipe Division and Aluminium Alloy Plates and Sheets Division.	1.27	51.12
China Zhongwang Holdings Limited (1333)	Manufacture and sales of aluminum products. The Company operates through four business segments: aluminum extrusion products for industrial markets, aluminum deep-processed products, aluminum extrusion products for construction markets and aluminum flat-rolled products.	0.58	5.51
	Maximum	13.10	51.12
	Minimum	0.58	5.03
	Mean	2.95	19.34
	Median	1.27	18.98

Company name (Stock code)	Principal business	PBR *(times)* *(Note 3)*	PER *(times)* *(Note 4)*
The Target Companies			
Chalco Shandong	**Production and sales of alumina, aluminium hydroxide and refined alumina.**	1.26	18.08
Zhongzhou Aluminum	**Production and sales of metallurgical grade alumina and a variety of alumina products.**	1.13	36.82
Baotou Aluminum	**Power generation and supply, and production and sales of aluminum, aluminium alloy and relevant processed products.**	1.33	14.36
Chalco Mining	**Mining of bauxite.**	1.09	172.55

Source: the web-sites of the SSE (www.sse.com.cn) and the Hong Kong Stock Exchange (www.hkex.com.hk)

Notes:

(1) The PBR was calculated based on the respective closing price of the shares of the Comparable Companies on the date of the Equity Acquisition Agreements (the "**Agreement Date**") and their respective audited net asset value as at 31 December 2017 (except for Midas Holdings Limited in which case its unaudited net asset value as at 30 September 2017 was used) as extracted from their latest published audited financial information. As announced by Midas Holdings Limited on 1 March 2018, the release of its audited 2017 financial results will be delayed.

(2) The PER was calculated based on the respective closing price of the shares of the Comparable Companies on the Agreement Date and their respective audited net profit for the year ended 31 December 2017 (except for Midas Holdings Limited in which case its audited net profit for the year ended 31 December 2016 was used) as extracted from their latest published audited financial information. As announced by Midas Holdings Limited on 1 March 2018, the release of its audited 2017 financial results will be delayed.

(3) The PBR for the Proposed Acquisition was calculated based on the Consideration and the attributable net asset value of the Target Companies as at 31 December 2017.

(4) The PER for the Proposed Acquisition was calculated based on the Consideration and the attributable net profit of the Target Companies for the year ended 31 December 2017.

As depicted by the above table, the PBRs and PERs of the Comparable Companies range from approximately 0.58 times to 13.10 times, and approximately 5.03 times to 51.12 times, respectively. Hence, the PBRs of the Proposed Acquisition are all within the market range. Regarding PER, we noted that save for the PER of the acquisition of Chalco Mining, the PERs of the Proposed Acquisition are also within the market range. Even though the PER of the acquisition of Chalco Mining is substantially higher than those of the Comparable Companies, we consider that it is acceptable given (i) the importance of Chalco Mining as the bauxite supplier of the Group for production of alumina to save the production cost; and (ii) according to the Directors, the profitability of Chalco Mining has improved substantially in the first half of 2018 with net profit amounting to approximately RMB0.15 billion. Based on the said half year profit, the PER of the acquisition of Chalco Mining could already be reduced to approximately 48.23 times, which is within the aforesaid market range.

Taking into account the results of the above price multiples analysis and that the Consideration was determined based on the estimated appraised values of equity interests of the Target Companies, we are of the opinion that the Consideration is on normal commercial terms and is fair and reasonable so far as the Independent Shareholders are concerned.

The Consideration Shares and the Issue Price

Based on the Issue Price of RMB6.00 per Consideration Share and the estimated value of the Target Equity, the number of Consideration Shares to be issued by the Company to the Transferors for acquisition of the Target Equity is expected to be approximately 2,118,874,715 Shares in aggregate, representing (i) approximately 14.22% of the total issued share capital of the Company as at the Latest Practicable Date; and (ii) approximately 12.45% of the enlarged total issued share capital of the Company as a result of the Issuance. The Consideration Shares to be issued by the Company are domestic listed RMB denominated ordinary shares (A Shares) with a nominal value of RMB1.00 per share. Such Consideration Shares will rank *pari passu* among themselves and with the A Shares in issue.

The table below sets out details of the Issuance:

Transferors	Number of Consideration Shares to be issued
Huarong Ruitong	841,600,264
China Life	671,882,629
Zhaoping Investment	252,392,929
China Cinda	84,203,869
CPIC Life	83,983,992
BOC Financial	84,027,974
ICBC Financial	67,187,440
ABC Financial	33,595,618
Total	**2,118,874,715**

As set out in the Letter from the Board, the pricing benchmark date of the Issuance is the date of the announcement on resolutions passed at the first Board meeting convened by the Company for consideration of the Restructuring (i.e., 31 January 2018) and the Issue Price is fixed at RMB6.00 per Consideration Share which is not less than 90% of the average trading price of A Shares for the last 60 trading days prior to the pricing benchmark date of the Issuance. The said average trading price of the A Shares is calculated by dividing "Total trading amount of the A Shares for the last 60 trading days prior to the date of the announcement on resolutions passed at the first Board meeting for consideration of the Restructuring" by "Total trading volume of the A Shares for the last 60 trading days prior to the date of the announcement on resolutions passed at the first Board meeting for consideration of the Restructuring".

The Issue Price was determined in accordance with the "Administrative Measures for Material Asset Reorganisation of Listed Companies" (《上市公司重大資產重組管理辦法》) issued by the CSRC (the "**PRC Reorganisation Measures**"), which stipulates that the issue price of the consideration shares to be issued by a PRC listed company under significant assets restructuring shall not be less than 90% of the market reference price, being the average trading price of the PRC listed shares (i.e. the ratio of the total turnover over the total volume) for either the last (i) 20 trading days, (ii) 60 trading days, or (iii) 120 trading days prior to the announcement date of the board meeting approving the transactions contemplated under the material asset reorganisation. We understand that the Issuance at 90% of the average trading price of A Shares for the last 60 trading days immediately preceding the date of the announcement on the relevant Board meeting is the results of several rounds of full consultation and negotiation among the Company and the Transferors and is in line with the PRC Reorganisation Measures. As trading in the A Shares was suspended from

12 September 2017 to 23 February 2018, the Issue Price was determined based on 90% of the ratio of the total turnover over the total volume of the A Shares for the last 60 trading days of A Shares prior to 12 September 2017. In this relation, we also noted that 90% of the average trading price of the preceding 20 and 120 trading days was approximately RMB6.75 per A Share and RMB5.59 per A Share respectively; thus the Issue Price is within such range.

Moreover, the Issue Price of RMB6.00 per Consideration Share represents:

(i) a premium of approximately 118.25% over the closing price of HK$3.16 per H Share as quoted on the Hong Kong Stock Exchange on the last trading day before the Latest Practicable Date;

(ii) a premium of approximately 30.12% over the closing price of HK$5.30 per H Share as quoted on the Hong Kong Stock Exchange on 31 January 2018, i.e. the Agreement Date;

(iii) a premium of approximately 22.06% over the average closing price of approximately HK$5.65 per H Share as quoted on the Hong Kong Stock Exchange for the last five trading days up to and including the Agreement Date;

(iv) a premium of approximately 20.99% over the average closing price of approximately HK$5.70 per H Share as quoted on the Hong Kong Stock Exchange for the last ten trading days up to and including the Agreement Date;

(v) a premium of approximately 21.85% over the average closing price of approximately HK$5.66 per H Share as quoted on the Hong Kong Stock Exchange for the last 30 trading days up to and including the Agreement Date; and

(vi) a premium of approximately 36.36% over the audited net assets attributable to the Shareholders per Share of approximately RMB4.40, calculated based on the Company's audited net assets attributable to the Shareholders of approximately RMB65.5 billion as at 31 December 2017 and the total number of issued Shares as at the Latest Practicable Date.

Historical Share price movement

In assessing the fairness and reasonable of the Issue Price, we have considered the historical price performance of the A Shares and H Shares for one-year period prior to and including the Agreement Date (i.e. from 1 February 2017 to 31 January 2018) (the "**Review Period**") as such one-year period would be sufficient to smooth out the effects of any short-term fluctuations in the stock market and can therefore serve as a benchmark for assessing the Issue Price. The chart below illustrates a comparison between the Issue Price of RMB6.00 per Consideration Share; and (a) the daily closing prices of the H Shares (present in RMB equivalent based on the exchange rate of HK$1.00 to RMB0.870) and (b) the daily closing prices of the A Shares, during the Review Period.


RMB
9.00
8.00
7.00
6.00
5.00
4.00
3.00
2.00
1.00
0.00
2017/02/01
2017/03/15
2017/04/27
2017/06/12
2017/07/24
2017/09/04
2017/10/18
2017/11/29
2018/01/15
Closing price of A shares (RMB)
Closing price of H shares (Exchange rate adjusted) (RMB)
Issue Price (RMB)

As depicted by the above chart, the closing price of the A Shares stayed relatively stable at around RMB4.00 per A Share to RMB5.00 per A Share from 1 February 2017 to mid-July 2017, until a sudden surge occurred. The Directors advised us that they were of the view that the surge in market price of A Shares was mainly driven by the overall advancement of the Group's operating environment due to the positive impact on the industry from national policies as well as the rise in product prices, and such surge was generally in line with the increasing trend of the stock prices of other listed companies engaging in the aluminum industry during the same period of time. The A Shares' market price rose to the peak of RMB8.12 per A Share on 4 September 2017 and closed at relatively high level of RMB8.09 per A Share before trading was suspended on 12 September 2017. During the Review Period, the maximum and minimum closing prices of the A Shares was RMB8.12 per A Share and RMB4.16 per A Share respectively, and the Issue Price is above the closing prices of the A Shares on a majority of trading days within the Review Period.

On the other hand, we noted that the Issue Price has been at significant premiums over the RMB equivalents of the closing prices of the H Shares during the Review Period. As compared to the lowest closing price of HK$3.47 (or RMB3.02) per H Share on 10 May 2017, the Issue Price is at approximately 98.68% premium. Furthermore, as previously highlighted in this letter of advice, the Issue Price represents premiums of around 20% to 30% over the prevailing closing prices of the H Shares.

Notwithstanding the discounts to the prevailing closing prices of the A Shares, in view of that (i) the Issue Price was determined based on the PRC Reorganisation Measures; (ii) the issue price of the Consideration Shares is the same for all Transferors, including independent third parties; (iii) the Issue Price is within the market price range and above the closing prices of the A Shares on a majority of trading days within the Review Period; (iv) the Issue Price has been at significant premiums over the RMB equivalents of the closing prices of the H Shares during the Review Period and represents premiums of around 20% to 30% over the prevailing closing prices of the H Shares; and (v) the Issue Price represents a premium of approximately 36.36% over the audited net assets attributable to the Shareholders per Share as at 31 December 2017, we consider the Issue Price to be fair and reasonable so far as the Independent Shareholders are concerned.

Adjustment to the Issue Price

Pursuant to the Equity Acquisition Agreements (as supplemented by the Equity Acquisition Supplemental Agreements), the Issue Price is subject to adjustment in case of ex-rights or ex-dividend events including distribution of dividends, bonus shares, rights issue and conversion of capital reserve into share capital, etc. during the period from the pricing benchmark date to the Issuance Completion Date. In light of that such adjustment is in line with the relevant rules of the CSRC and SSE, we are of the view that it is fair and reasonable so far as the Independent Shareholders are concerned.

Lock-up period of the Consideration Shares

Upon completion of the Issuance, for the Shares obtained by the Transferors as a result of the Restructuring, if the Target Equity has been held by the Transferors for 12 months or more, the Transferors shall not transfer the Shares obtained as a result of the Restructuring in any way within 12 months from the Issuance Completion Date unless otherwise permitted by applicable laws; if the Target Equity has been held by the Transferors for less than 12 months, the Transferors shall not transfer the Shares obtained as a result of the Restructuring in any way within 36 months from the Issuance Completion Date unless otherwise permitted by applicable laws. Shareholders may refer to the Letter from the Board for more details.

We are of the opinion that the lock-up arrangement ensures holders of the Consideration Shares to commit a longer term view when holding the Consideration Shares. As such, it is in the interests of the Company and the Shareholders as a whole.

3. Possible dilution effect on the shareholding interest of the existing public Shareholders

The following table sets out the shareholding structure of the Company (i) as at the Latest Practicable Date; and (ii) immediately after completion of the Proposed Acquisition and the Issuance (assuming that there is no other change in the shareholding structure of the Company before the Issuance):

Shareholders	**As at the Latest Practicable Date**		**Immediately after completion of the Proposed Acquisition and the Issuance (assuming that there is no other change in the shareholding structure of the Company before the Issuance)**	
	Million Shares	*%*	*Million Shares*	*%*
Chinalco and its associates	5,203.1999	34.91	5,203.1999	30.57
The Transferors	145.2240	0.97	2,264.0987	13.29
Public Shareholders of A Shares	5,611.4084	37.66	5,611.4084	32.97
Subtotal – A Shares	**10,959.8323**	**73.54**	**13,078.7070**	**76.83**
Chinalco and its associates	103.6420	0.70	103.6420	0.61
Public Shareholders of H Shares	3,840.3240	25.76	3,840.3240	22.56
Subtotal – H Shares	**3,943.9660**	**26.46**	**3,943.9660**	**23.17**
Total	**14,903.7982**	**100**	**17,022.6730**	**100**

As depicted by the above table, the shareholding interests of the existing public Shareholders of A Shares and H Shares in the Company would be diluted from approximately 37.66% to 32.97% and from approximately 25.76% to 22.56%, respectively, representing dilutions of approximately 4.69 percentage point and 3.20 percentage point, respectively, immediately after completion of the Proposed Acquisition and the Issuance (assuming that there is no other change in the shareholding structure of the Company before the Issuance).

In view of (i) the reasons for and possible benefits of the Proposed Acquisition; (ii) the terms of the Equity Acquisition Agreements (as supplemented by the Equity Acquisition Supplemental Agreements) being fair and reasonable so far as the Independent Shareholders are concerned; and (iii) it is expected that the Issuance would strengthen the Company's capital structure while avoiding material cash outlay from the Group, we are of the view that the said minimal levels of dilution to the shareholding interests of the existing public Shareholders of A Shares and H Shares in the Company are acceptable.

4. Possible financial effects of the Proposed Acquisition

As confirmed by the Directors, upon completion of the Proposed Acquisition, each of the Target Companies will become a wholly-owned subsidiary of the Company, and their results will be consolidated as to 100% into the financial statements of the Group.

With reference to the 2017 Annual Report, the Group's audited net asset value and cash and cash equivalent amounted to approximately RMB65.5 billion and RMB27.8 billion respectively as at 31 December 2017. Taking into account that the Consideration represents the estimated appraised value of equity interests of the Target Companies as at the Valuation Benchmark Date, the Directors expected that the Proposed Acquisition would not have material impact on the net asset position of the Group. As further advised by the Directors, given that the entire Consideration will be settled by the issue of the Consideration Shares, the capital structure of the Company would be strengthened by the Issuance while material cash outlay (save for the expenses associated with the Proposed Acquisition) from the Group could also be avoided.

It should be noted that the aforementioned analyses are for illustrative purpose only and do not purport to represent how the financial position of the Group will be upon completion of the Proposed Acquisition.

RECOMMENDATION

Having taken into consideration the factors and reasons as stated above, we are of the opinion that (i) the terms of the Equity Acquisition Agreement (as supplemented by the Equity Acquisition Supplemental Agreements) are on normal commercial terms and are fair and reasonable so far as the Independent Shareholders are concerned; and (ii) the Proposed Acquisition is in the interests of the Company and the Shareholders as a whole. Accordingly, we recommend the Independent Board Committee to advise the Independent Shareholders to vote in favour of the resolution(s) to be proposed at the EGM to approve the Proposed Acquisition and we recommend the Independent Shareholders to vote in favour of the resolution(s) in this regard.

Yours faithfully,
For and on behalf of
VBG Capital Limited
Doris Sing
Deputy Managing Director

Ms. Doris Sing is a licensed person and responsible officer of VBG Capital Limited registered with the Securities and Futures Commission to carry on Type 6 (advising on corporate finance) regulated activity under the SFO and has over 14 years of experience in corporate finance.

The following is a summary of the valuation report which has been prepared for the purpose of inclusion in this circular. For further details of the valuation report, please refer to the full text of the valuation report.

Asset Valuation Report

in respect of

Proposed Issuance of Shares to Huarong Ruitong, China Life, Zhaoping Investment, China Cinda, CPIC Life, BOC Financial, ICBC Financial and ABC Financial by Chalco for Acquisition of An Aggregate of 25.67% Equity Interests in Baotou Aluminum, 30.80% Equity Interests in Chalco Shandong, 81.14% Equity Interests in Chalco Mining and 36.90% Equity Interests in Zhongzhou Aluminum

(Chalco Shandong Co., Ltd.* (中鋁山東有限公司))

Zhong Lian Ping Bao Zi [2018] No. 347

China United Assets Appraisal Group Co., Ltd.* (中聯資產評估集團有限公司) was engaged by Aluminum Corporation of China Limited and Huarong Ruitong Equity Investment Management Co., Ltd.* (華融瑞通股權投資管理有限公司) to conduct a valuation on the market value of the entire shareholders' equity interests of Chalco Shandong Co., Ltd. as at the Valuation Benchmark Date involved in the economic behavior concerning the proposed issuance of shares to Huarong Ruitong, China Life, Zhaoping Investment, China Cinda, CPIC Life, BOC Financial, ICBC Financial and ABC Financial by Chalco for acquisition of an aggregate of 25.67% equity interests in Baotou Aluminum, 30.80% equity interests in Chalco Shandong, 81.14% equity interests in Chalco Mining and 36.90% equity interests in Zhongzhou Aluminum. The valuation report is summarized as follows:

Valuation purpose: to reflect the market value of the entire shareholders' equity interests of Chalco Shandong Co., Ltd. as at the Valuation Benchmark Date so as to provide a value reference basis for the economic behavior mentioned above.

Valuation subject: the entire shareholders' equity interests of Chalco Shandong Co., Ltd..

Scope of valuation: all assets and relevant liabilities of Chalco Shandong Co., Ltd., including current assets, non-current assets and relevant liabilities.

Value type: market value

Valuation method: asset-based approach

Valuation Benchmark Date: 31 December 2017

Valuation report date: 10 April 2018

I. ASSET VALUATION TABLE

Summary of the Asset Valuation Results

Unit: RMB0,000

Item	Carrying value	Appraised value	Increase/ Decrease	Appreciation rate %
Current assets	236,890.16	236,473.60	-416.56	-0.18
Non-current assets	415,760.33	536,621.67	120,861.34	29.07
Including: Available-for-sale financial assets	13,867.00	13,867.00	–	–
Long-term equity investment	72,052.94	138,843.86	66,790.92	92.70
Investment properties	4,822.77	4,279.67	-543.10	-11.26
Fixed assets	300,806.84	352,550.81	51,743.97	17.20
Construction in progress	10,844.96	10,775.79	-69.17	-0.64
Disposal of fixed assets	168.44	261.31	92.87	55.14
Intangible assets	7,266.57	12,259.62	4,993.05	68.71
Including: land use rights	4,595.02	7,002.25	2,407.23	52.39
Deferred tax assets	3,779.52	3,779.52	–	–
Other non-current assets	2,151.29	4.10	-2,147.19	-99.81
Total assets	**652,650.49**	**773,095.27**	**120,444.78**	**18.45**
Current liabilities	180,257.34	180,257.34	–	–
Non-current liabilities	12,821.56	10,246.66	-2,574.90	-20.08
Total liabilities	**193,078.90**	**190,504.00**	**-2,574.90**	**-1.33**
Net assets (Owners' equity)	**459,571.59**	**582,591.27**	**123,019.68**	**26.77**

II. VALUATION METHOD AND BASIS

The valuation results under asset-based approach were adopted as the final valuation conclusion in this valuation. Asset-based approach refers to the valuation concept used for determining the value of the valuation subject based on reasonable valuation of all assets and liabilities.

As an enterprise in the refining and chemical industry, Chalco Shandong Co., Ltd. is highly susceptible to the state's regulatory policies for environmental protection in respect of its development and faces a number of uncertainties in the implementation of its future operation strategies. Under the asset-based approach, the overall value of the appraised enterprise is determined as the sum of the values of individual assets and liabilities upon reasonable valuation, which objectively reflects the market value of the net assets of an enterprise from the perspective of the asset composition and structure. Therefore, given the valuation purpose, the market value arrived at under the asset-based approach is more appropriate.

The asset valuation mainly follows such valuation basis as basis of economic behaviour, basis of laws and regulations, basis of valuation standards, basis of asset ownership, and the basis of pricing in value estimation as well as other references.

III. ASSUMPTIONS

(I) General Assumptions

1. Transaction assumption:

Transaction assumption is to assume that all the assets to be valued are already in the process of transaction and the valuer carries out the valuation based on a simulated market which involves the transaction conditions of the assets to be valued. Transaction assumption is the most fundamental assumption for the valuation of assets.

2. Open market assumption

Open market assumption is to assume that both parties of the assets transaction or the proposed assets transaction in the market are in equal position and have opportunities and time to obtain sufficient market information, so as to make rational judgments on the functions, purposes and transaction prices of the assets. The open market assumption is based on the fact that the assets can be traded openly in the market.

3. *Going concern assumption*

Going concern assumption means that the valuation method, parameters and basis shall be determined in accordance with the condition that the valued assets will be continuously used in consistence with their current functions and methods, scale, frequency and environment of application, or used on the basis of certain changes thereof.

(II) Special Assumptions

1. The external economic environment remains unchanged and the current national macroeconomic conditions will not change significantly as at the Valuation Benchmark Date;

2. There will be no significant change in the social and economic environment where the valuation subject operates and the applicable policies on tax and tax rate, etc.;

3. The management team of the valuation subject will be diligent and will continue the existing management models, and the existing business premises of the valuation subject will continue to be available and will not change significantly;

4. The acquisition and utilization methods of the business premises of the valuation subject remain in line with those at the Valuation Benchmark Date without any change;

5. Assuming that the basic information and financial information provided by the principal and the appraised enterprise are true, accurate and complete;

6. The scope of the valuation is subject to the application form for valuation provided by the principal and the appraised enterprise, without taking into account the contingent assets and contingent liabilities, if any, not included in the list provided by the principal and the appraised enterprise;

7. The assets composition, the structure of principal operations, the composition of income and cost, sales strategy and cost control of the valuation subject in the forecast period shall remain substantially unchanged, without taking into account any profit or loss brought about by changes in assets composition, principal operations and business structure arising from changes in management team, operation strategy and business environment;

8. In future operating periods, the costs and expenses of the valuation subject will not change significantly and will continue the movement trends in the recent years. Given that the monetary resources or bank deposits of the appraised enterprise will change frequently or considerably in the course of business, the report does not take into account any interest income of deposits or any contingent gain or loss (such as exchange gain or loss) when appraising financial expenses;

9. Given the relative balance between cash inflow and outflow of the appraised enterprise without considerable seasonal changes in the past periods, it is assumed that the cash inflow and outflow of the appraised enterprise will remain at their respective average levels after the Valuation Benchmark Date;

IV. VALUATION CONCLUSION AND RESTRICTIONS ON USE OF THE VALUATION REPORT

Upon conducting the valuation procedures such as examination and verification, site inspection, market survey and confirmation, and determination of valuation, the valuation conclusion for the entire shareholders' equity interests of Chalco Shandong Co., Ltd. as at the Valuation Benchmark Date under the asset-based approach was arrived at as follows:

The carrying value and appraised value of the total assets were RMB6,526,504,900 and RMB7,730,952,700 respectively, representing a valuation appreciation of RMB1,204,447,800 or 18.45%.

The carrying value and appraised value of the liabilities were RMB1,930,789,000 and RMB1,905,040,000 respectively, representing a valuation depreciation of RMB25,749,000 or 1.33%.

The carrying value and appraised value of the net assets were RMB4,595,715,900 and RMB5,825,912,700 respectively, representing a valuation appreciation of RMB1,230,196,800 or 26.77%.

This valuation report can only be used for the valuation purposes and applications as stated herein. In addition, this valuation conclusion reflects the current fair market value of the appraised enterprise under the valuation purpose based on the principle of open market, without taking into account any potential pledge or guaranty, or any impact on the valuation price by any additional price which may be paid by the special transaction party. This report does not take into account the impact on the price of assets by the changes of national macroeconomic policies, natural force or other force majeure. When the aforesaid conditions and the going concern principle for valuation change, the valuation conclusion usually becomes invalid. The valuer does not bear any legal responsibility for the invalidity of the valuation result due to the change of these conditions.

The precondition of the validity of this valuation report is that the relevant economic behavior complies with relevant provisions of the national laws and regulations, and has been approved by the competent authorities.

The valid period of the valuation conclusion: In accordance with relevant regulations on valuation of assets, the asset valuation report shall be used only after being filed with relevant authorities. The valuation results, upon being filed, are valid for one year from 31 December 2017 to 30 December 2018. The assets should be reappraised after one year.

This valuation report can only be used by the users of the valuation report stated herein. The right to use this valuation report belongs to the principal. Without permission from the principal, the valuer should not disclose this report to any other persons.

Save for the principal, and other persons who may use this valuation report pursuant to the engagement agreement for the asset valuation or the relevant laws and administrative regulations, any other institutions and individuals shall not use this asset valuation report.

* *For identification purposes only*

The following is a summary of the valuation report which has been prepared for the purpose of inclusion in this circular. For further details of the valuation report, please refer to the full text of the valuation report.

Asset Valuation Report

in respect of

Proposed Issuance of Shares to Huarong Ruitong, China Life, Zhaoping Investment, China Cinda, CPIC Life, BOC Financial, ICBC Financial and ABC Financial by Chalco for Acquisition of An Aggregate of 25.67% Equity Interests in Baotou Aluminum, 30.80% Equity Interests in Chalco Shandong, 81.14% Equity Interests in Chalco Mining and 36.90% Equity Interests in Zhongzhou Aluminum

(Chalco Zhongzhou Aluminum Co., Ltd.* (中鋁中州鋁業有限公司))

Zhong Lian Ping Bao Zi [2018] No. 349

China United Assets Appraisal Group Co., Ltd.* (中聯資產評估集團有限公司) was engaged by Aluminum Corporation of China Limited and Huarong Ruitong Equity Investment Management Co., Ltd.* (華融瑞通股權投資管理有限公司) to conduct a valuation on the market value of the entire shareholders' equity interests of Chalco Zhongzhou Aluminum Co., Ltd. as at the Valuation Benchmark Date involved in the economic behavior concerning the proposed issuance of shares to Huarong Ruitong, China Life, Zhaoping Investment, China Cinda, CPIC Life, BOC Financial, ICBC Financial and ABC Financial by Chalco for acquisition of an aggregate of 25.67% equity interests in Baotou Aluminum, 30.80% equity interests in Chalco Shandong, 81.14% equity interests in Chalco Mining and 36.90% equity interests in Zhongzhou Aluminum. The valuation report is summarized as follows:

Valuation purpose: to reflect the market value of the entire shareholders' equity interests of Chalco Zhongzhou Aluminum Co., Ltd. as at the Valuation Benchmark Date so as to provide a value reference basis for the economic behavior mentioned above.

Valuation subject: the entire shareholders' equity interests of Chalco Zhongzhou Aluminum Co., Ltd..

Scope of valuation: all assets and relevant liabilities of Chalco Zhongzhou Aluminum Co., Ltd., including current assets, non-current assets and relevant liabilities.

Value type: market value

Valuation method: asset-based approach

Valuation Benchmark Date: 31 December 2017

Valuation report date: 10 April 2018

I. ASSET VALUATION TABLE

Summary of the Asset Valuation Results

Unit: RMB0,000

Item	Carrying value	Appraised value	Increase/ Decrease	Appreciation rate
				%
Current assets	301,044.47	301,575.08	530.61	0.18
Non-current assets	458,777.00	534,095.45	75,318.45	16.42
Including: long-term equity investment	25,000.00	39,412.29	14,412.29	57.65
Investment properties	–	–	–	
Fixed assets	370,557.84	426,180.25	55,622.41	15.01
Construction in progress	43,483.65	45,072.62	1,588.97	3.65
Intangible assets	12,482.09	22,328.30	9,846.21	78.88
Including: land use rights	11,034.53	16,870.92	5,836.39	52.89
Deferred tax assets	813.81	813.81	–	–
Other non-current assets	5,831.37	–	-5,831.37	-100.00
Total assets	**759,821.47**	**835,670.53**	**75,849.06**	**9.98**
Current liabilities	177,400.36	177,400.36	–	–
Non-current liabilities	2,772.54	1,836.00	-936.54	-33.78
Total liabilities	**180,172.90**	**179,236.36**	**-936.54**	**-0.52**
Net assets (Owners' equity)	**579,648.57**	**656,434.17**	**76,785.60**	**13.25**

II. VALUATION METHOD AND BASIS

The valuation results under asset-based approach were adopted as the final valuation conclusion in this valuation. The asset-based approach is to take the investment amount required for rebuilding an enterprise or an independent profitable entity which is identical to the valuation subject at the Valuation Benchmark Date as the basis for determining the overall asset value of the valuation subject. To be specific, it is the method of determining the value of an enterprise by summing up the appraised values of all the individual assets of the enterprise and deducting the appraised value of liabilities of the enterprise.

As Chalco Zhongzhou Aluminum Co., Ltd. derives its revenue mainly from the sales of alumina products, it is highly susceptible to the national regulation policies for environmental protection in respect of its development and faces a number of uncertainties in the implementation of its future operation strategies, which will have a significant effect on and cause certain uncertainties in its future revenue. As the asset-based approach can objectively reflect the market value of the entire shareholders' equity interests of an enterprise from the perspective of the asset composition and structure, it is considered as a more prudent method. Therefore, the asset-based approach is chosen for the valuation to provide a value reference basis for the economic behavior concerning the issuance of shares for acquisition of equity interests.

The asset valuation mainly follows such valuation basis as basis of economic behavior, basis of laws and regulations, basis of valuation standards, basis of asset ownership, and the basis of pricing in value estimation as well as other references.

III. ASSUMPTIONS

(I) General Assumptions

1. Transaction assumption:

Transaction assumption is to assume that all the assets to be valued are already in the process of transaction and the valuer carries out the valuation based on a simulated market which involves the transaction conditions of the assets to be valued. Transaction assumption is the most fundamental assumption for the valuation of assets.

2. Open market assumption

Open market assumption is to assume that both parties of the assets transaction or the proposed assets transaction in the market are in equal position and have opportunities and time to obtain sufficient market information, so as to make rational judgments on the functions, purposes and transaction prices of the assets. The open market assumption is based on the fact that the assets can be traded openly in the market.

3. Going concern assumption

Going concern assumption means that the valuation method, parameters and basis shall be determined in accordance with the condition that the valued assets will be continuously used in consistence with their current functions and methods, scale, frequency and environment of application, or used on the basis of certain changes thereof.

(II) Special Assumptions

1. The external economic environment remains unchanged and the current national macroeconomic conditions will not change significantly as at the Valuation Benchmark Date;

2. There will be no significant change in the social and economic environment where the enterprise operates and the applicable policies on tax and tax rate, etc.

3. The future management team of the enterprise will be diligent and will continue the existing management models;

4. The assets composition, the structure of principal operations, the composition of income and cost, sales strategy and cost control of the enterprise in the forecast period shall remain substantially unchanged as planned, without taking into account any profit or loss brought about by changes in assets composition, principal operations and business structure arising from changes in management team, operation strategy and business environment;

5. The assets under valuation are based on the actual inventory as at the Valuation Benchmark Date, and the current market value of relevant assets is based on the effective domestic price as at the Valuation Benchmark Date;

6. Assuming that the basic information and financial information provided by the principal and the appraised enterprise are true, accurate and complete;

7. The scope of the valuation is subject to the application form for valuation provided by the principal and the appraised enterprise, without taking into account the contingent assets and contingent liabilities, if any, not included in the list provided by the principal and the appraised enterprise;

8. It is assumed that there will be no significant changes in the taxation policies for the future years and the appraised enterprise will remain entitled to existing tax benefits.

9. The impact of inflation has not been taken into account in selecting the values of the parameters for the valuation.

IV. VALUATION CONCLUSION AND RESTRICTIONS ON THE USE OF THE VALUATION REPORT

Upon conducting the valuation procedures such as examination and verification, site inspection, market survey and confirmation, and determination of valuation, the valuation conclusion for the entire shareholders' equity interests of Chalco Zhongzhou Aluminum Co., Ltd.* as at the Valuation Benchmark Date was arrived at as follows:

The carrying value and appraised value of the total assets were approximately RMB7,598,214,700 and RMB8,356,705,300 respectively, representing a valuation appreciation of RMB758,490,600 or 9.98%.

The carrying value and appraised value of the liabilities were approximately RMB1,801,729,000 and RMB1,792,363,600 respectively, representing a valuation depreciation of approximately RMB9,365,400 or 0.52%.

The carrying value and appraised value of the net assets were approximately RMB5,796,485,700 and RMB6,564,341,700 respectively, representing a valuation appreciation of approximately RMB767,856,000 or 13.25%.

This valuation report can only be used for the valuation purposes and applications as stated herein. In addition, the valuation conclusion reflects the current fair market value of the valuation subject under the valuation purpose based on the principle of open market, without taking into account any potential pledge or guaranty, or any impact on the valuation price by any additional price which may be paid by the special transaction party. This report does not take into account the impact on the price of assets by the changes of national macroeconomic policies, natural force or other force majeure. When the aforesaid conditions and the going concern principle for valuation change, the valuation conclusion usually becomes invalid. The valuer does not bear any legal responsibility for the invalidity of the valuation result due to the change of these conditions.

The precondition of the validity of this valuation report is that the relevant economic behavior complies with relevant provisions of the national laws and regulations, and has been approved by the competent authorities.

The valid period of the valuation conclusion: In accordance with relevant regulations on valuation of state-owned assets, the asset valuation report shall be used only after being filed with (or approved by) relevant authorities. The valuation results, upon being filed (or approved), are valid for one year from 31 December 2017 to 30 December 2018. The assets should be reappraised after one year.

This valuation report can only be used by the users of the valuation report stated herein. The right to use this valuation report belongs to the principal. Without permission from the principal, the valuer should not disclose this report to any other persons.

Save for the principal, and other persons who may use this valuation report pursuant to the engagement agreement for the asset valuation or the relevant laws and administrative regulations, any other institutions and individuals shall not use this asset valuation report.

* *For identification purposes only*

The following is a summary of the valuation report which has been prepared for the purpose of inclusion in this circular. For further details of the valuation report, please refer to the full text of the valuation report.

Asset Valuation Report

in respect of
Proposed Issuance of Shares to Huarong Ruitong, China Life, Zhaoping Investment, China Cinda, CPIC Life, BOC Financial, ICBC Financial and ABC Financial by Chalco for Acquisition of An Aggregate of 25.67% Equity Interests in Baotou Aluminum, 30.80% Equity Interests in Chalco Shandong, 81.14% Equity Interests in Chalco Mining and 36.90% Equity Interests in Zhongzhou Aluminum

(Baotou Aluminum Co., Ltd.* (包頭鋁業有限公司))

Zhong Lian Ping Bao Zi [2018] No. 346

China United Assets Appraisal Group Co., Ltd.* (中聯資產評估集團有限公司) was engaged by Aluminum Corporation of China Limited and Huarong Ruitong Equity Investment Management Co., Ltd.* (華融瑞通股權投資管理有限公司) to conduct a valuation on the market value of the entire shareholders' equity interests of Baotou Aluminum Co., Ltd. as at the Valuation Benchmark Date involved in the economic behavior concerning the proposed issuance of shares to Huarong Ruitong, China Life, Zhaoping Investment, China Cinda, CPIC Life, BOC Financial, ICBC Financial and ABC Financial by Chalco for acquisition of an aggregate of 25.67% equity interests in Baotou Aluminum, 30.80% equity interests in Chalco Shandong, 81.14% equity interests in Chalco Mining and 36.90% equity interests in Zhongzhou Aluminum. The valuation report is summarized as follows:

Valuation purpose: to reflect the market value of the entire shareholders' equity interests of Baotou Aluminum Co., Ltd. as at the Valuation Benchmark Date so as to provide a value reference basis for the above economic behavior of Aluminum Corporation of China Limited.

Valuation subject: the entire shareholders' equity interests of Baotou Aluminum Co., Ltd..

Scope of valuation: all assets and relevant liabilities of Baotou Aluminum Co., Ltd., including current assets, non-current assets and relevant liabilities.

Value type: market value

Valuation method: income approach

Valuation Benchmark Date: 31 December 2017

Valuation report date: 10 April 2018

I. VALUATION METHOD AND BASIS

The valuation results under income approach were adopted as the final valuation conclusion in this valuation. According to the relevant provisions stipulated by the state administration authorities and the Assets Appraisal Standards – Value of Enterprise, and the international and domestic appraisal practice on similar transaction, we decided to estimate the equity capital value of the appraised enterprise using the discounted cash flow method (DCF) based on the income channels.

The DCF method is a kind of method of appraising the asset value by discounting the expected future net cash flow into present value. The basic concept is that the appraised value is obtained by converting the future expected net cash flow into the present value at a proper discount value. The basic conditions of application are: the enterprise has the foundation and conditions for continuous operation, and there is stable relationship between the operation and the income, and the future income and risks can be forecast and quantified. What is the most difficult to use the DCF method lies in the forecast of expected future cash flow, the objectivity and reliability of data collection and processing. When the forecast of future expected cash flow is relatively objective and a reasonable discount rate is adopted, the appraisal results may be more objective.

According to the due diligence results and in view of the composition of assets and features of principal activities of the valuation subject, the valuation is to estimate the equity capital value based on the financial statements of the valuation subject. The basic valuation considerations are as follows:

(1) For the assets and principal activities included into the financial statements, estimate their expected income (net cash flow) according to the historic operation trend and type of business in recent years and obtain the value of operational assets by discounting;

(2) For current assets (liabilities) included into the financial statements, but not considered in estimating the expected income (net cash flow), such as dividends receivable or payable as at the Valuation Benchmark Date; for non-current assets (liabilities) including idle equipment, properties and works in process whose income is not accounted for, they are defined as surplus or non-operating assets (liabilities) which are existing at the Valuation Benchmark Date, and whose values should be measured and calculated separately;

(3) The value of enterprise is obtained by summing up the values of above assets and liabilities less the value of interest-bearing debts, based on which the total shareholders' equity value of the valuation subject is calculated.

Income approach focuses on the expected profitability of the entire assets of the enterprise and the valuation result from the income approach is the quantitative and present value of the expected profitability of the entire assets of the enterprise. As part of the valuation process, the income approach not only takes into account the value of assets in the enterprise's books, but also assets or factors not recorded in the accounts which significantly affect the enterprise's future income, such as stable supplier resources, scientific operation and management, and industrial operation experience of the enterprise. In the income approach valuation process, a combination of factors affecting the enterprise's profitability is considered and the expected profitability of the entire assets of the enterprise is reflected. Baotou Aluminum mainly engages in the production of electrolytic aluminum, its main products include aluminum, aluminum alloy and relevant processed products. National macro-regulatory policies had not exerted any material adverse effect on the production and operation of Baotou Aluminium in recent years. Although the production and operation of Baotou Aluminium is influenced to a certain extent by the national macro-regulatory policies, such as national compliance regulations on electrolytic aluminium production capacity and laws and regulations on safety and environmental protection, etc., Baotou Aluminium has always adhered to the management concepts of legality and compliance. It made efforts to ensure the stability of production and operation, and it has not been subject to any major penalty imposed by competent authorities in the last three years. Therefore, Baotou Aluminum is not vulnerable to the impact of national regulatory policies, and there are not many uncertainties in its future business strategies. Baotou Aluminum is one of the subsidiaries with strong profitability of the Company, the results achieved through the income approach can better reflect its intrinsic value. Therefore, the valuation results based on income approach have been selected as the reference basis for the value of the net assets of the enterprise.

The asset valuation mainly follows such valuation basis as basis of economic behaviour, basis of laws and regulations, basis of valuation standards, basis of asset ownership, and the basis of pricing in value estimation as well as other references.

II. ASSUMPTIONS

(I) General Assumptions

1. Transaction assumption:

Transaction assumption is to assume that all the assets to be valued are already in the process of transaction and the valuer carries out the valuation based on a simulated market which involves the transaction conditions of the assets to be valued. Transaction assumption is the most fundamental assumption for the valuation of assets.

2. Open market assumption

Open market assumption is to assume that both parties of the assets transaction or the proposed assets transaction in the market are in equal position and have opportunities and time to obtain sufficient market information, so as to make rational judgments on the functions, purposes and transaction prices of the assets. The open market assumption is based on the fact that the assets can be traded openly in the market.

3. Going concern assumption

Going concern assumption means that the valuation method, parameters and basis shall be determined in accordance with the condition that the valued assets will be continuously used in consistence with their current functions and methods, scale, frequency and environment of application, or used on the basis of certain changes thereof.

(II) Special Assumptions

1. The external economic environment remains unchanged and the current national macroeconomic conditions will not change significantly as at the Valuation Benchmark Date;

2. There will be no significant change in the social and economic environment where the enterprise operates and the applicable policies on tax and tax rate, etc.;

3. The future management team of the enterprise will be diligent and will continue the existing management models without making any significant change;

4. The acquisition and utilization methods of the business premises of the appraised enterprise remain in line with those at the Valuation Benchmark Date without any change;

5. Assuming that the basic information and financial information provided by the principal and the appraised enterprise are true, accurate and complete;

6. The scope of the valuation is subject to the application form for valuation provided by the principal and the appraised enterprise, without taking into account the contingent assets and contingent liabilities, if any, not included in the list provided by the principal and the appraised enterprise;

7. The assets composition, the structure of principal operations, the composition of income and cost, sales strategy and cost control of the appraised enterprise in the forecast period shall remain substantially unchanged, without taking into account any profit or loss brought about by changes in assets composition, principal operations and business structure arising from changes in management team, operation strategy and business environment;

8. In future operating periods, the costs and expenses of the appraised enterprise will not change significantly and will continue the movement trends in the recent years. Given that the monetary resources or bank deposits of the appraised enterprise will change frequently or considerably in the course of business, the report does not take into account any interest income of deposits or any contingent gain or loss (such as exchange gain or loss) when appraising financial expenses;

9. The appraised enterprise will be able to ramp up its production capacity as scheduled according to the investment plan related to profit forecast (i.e. the ancillary works for the remainder of Project Phase I and Project Phase II of Inner Mongolia Huayun New Materials Co., Ltd.* (內蒙古華雲新材料有限公司), a subsidiary of Baotou Aluminum).

III. VALUATION CONCLUSION AND RESTRICTIONS ON USE OF THE VALUATION REPORT

Upon conducting the valuation procedures such as examination and verification, site inspection, market survey and confirmation, and determination of valuation, the valuation conclusion for the entire shareholders' equity interests of Baotou Aluminum Co., Ltd. as at the Valuation Benchmark Date under the income approach was arrived at as follows:

The carrying value and appraised value of the net assets were approximately RMB6,985,487,700 and RMB10,385,549,200 respectively, representing a valuation appreciation of approximately RMB3,400,061,500 or 48.67%.

This valuation report can only be used for the valuation purposes and applications as stated herein and by the users set out herein. In addition, this valuation conclusion reflects the current fair market value of the valuation subject under the valuation purpose based on the principle of open market, without taking into account any potential pledge or guaranty, or any impact on the valuation price by any additional price which may be paid by the special transaction party. This report does not take into account the impact on the price of assets by the changes of national macroeconomic policies, natural force or other force majeure. When the aforesaid conditions and the going concern principle for valuation change, the valuation conclusion usually becomes invalid.

The precondition of the validity of this valuation report is that the relevant economic behavior complies with relevant provisions of the national laws and regulations, and has been approved by the competent authorities.

The valid period of the valuation conclusion: In accordance with relevant regulations on valuation of state-owned assets, the asset valuation report shall be used only after being filed with (or approved by) relevant authorities. The valuation results, upon being filed (or approved), are valid for one year from 31 December 2017 to 30 December 2018. The assets should be reappraised after one year.

Save for the principal, and other persons who may use this valuation report pursuant to the engagement agreement for the asset valuation or the relevant laws and administrative regulations, any other institutions and individuals shall not use this asset valuation report.

* *For identification purposes only*

The following is a summary of the valuation report which has been prepared for the purpose of inclusion in this circular. For further details of the valuation report, please refer to the full text of the valuation report.

Asset Valuation Report

in respect of
Proposed Issuance of Shares to Huarong Ruitong, China Life, Zhaoping Investment, China Cinda, CPIC Life, BOC Financial, ICBC Financial and ABC Financial by Chalco for Acquisition of An Aggregate of 25.67% Equity Interests in Baotou Aluminum, 30.80% Equity Interests in Chalco Shandong, 81.14% Equity Interests in Chalco Mining and 36.90% Equity Interests in Zhongzhou Aluminum

(Chalco Mining Co., Ltd.* (中鋁礦業有限公司))

Zhong Lian Ping Bao Zi [2018] No. 348

China United Assets Appraisal Group Co., Ltd.* (中聯資產評估集團有限公司) was engaged by Aluminum Corporation of China Limited and Huarong Ruitong Equity Investment Management Co., Ltd.* (華融瑞通股權投資管理有限公司) to conduct a valuation on the market value of the entire shareholders' equity interests of Chalco Mining Co., Ltd. as at the Valuation Benchmark Date involved in the economic behavior concerning the proposed issuance of shares to Huarong Ruitong, China Life, Zhaoping Investment, China Cinda, CPIC Life, BOC Financial, ICBC Financial and ABC Financial by Chalco for acquisition of an aggregate of 25.67% equity interests in Baotou Aluminum, 30.80% equity interests in Chalco Shandong, 81.14% equity interests in Chalco Mining and 36.90% equity interests in Zhongzhou Aluminum. The valuation report is summarized as follows:

Valuation purpose: to reflect the market value of the entire shareholders' equity interests of Chalco Mining Co., Ltd. as at the Valuation Benchmark Date so as to provide a value reference basis for the economic behavior mentioned above.

Valuation subject: the entire shareholders' equity interests of Chalco Mining Co., Ltd..

Scope of valuation: all assets and relevant liabilities of Chalco Zhongzhou Aluminum Co., Ltd., including current assets, non-current assets and relevant liabilities.

Value type: market value

Valuation method: asset-based approach

Valuation Benchmark Date: 31 December 2017

Valuation report date: 10 April 2018

I. ASSET VALUATION TABLE

Summary of the Asset Valuation Results

Unit: RMB0,000

Item	Carrying value	Appraised value	Increase/ Decrease	Appreciation rate %
Current assets	299,645.31	306,464.20	6,818.89	2.28
Non-current assets	610,774.63	663,717.34	52,942.71	8.67
Available-for-sale financial assets	2,500.00	2,463.58	-36.42	-1.46
Held-to-maturity investment	–	–	–	
Long-term receivables	–	–	–	
Including: long-term equity investment	745.00	1,013.64	268.64	36.06
Investment properties	–	–	–	
Fixed assets	473,120.83	508,719.96	35,599.13	7.52
Construction in progress	57,723.52	57,717.55	-5.97	-0.01
Construction materials	453.30	453.30	–	–
Disposal of fixed assets	92.69	80.07	-12.62	-13.62
Intangible assets	16,672.79	33,845.04	17,172.25	103.00
Including: land use rights	14,290.43	14,309.16	18.73	0.13
Long-term prepaid expense	35,313.28	35,270.98	-42.30	-0.12
Deferred tax assets	5,364.10	5,364.10	–	–
Other non-current assets	18,789.12	18,789.12	–	–
Total assets	**910,419.94**	**970,181.54**	**59,761.60**	**6.56**
Current liabilities	249,814.97	249,814.97	–	–
Non-current liabilities	1,760.45	1,760.45	–	–
Total liabilities	**251,575.42**	**251,575.42**	**–**	**–**
Net assets (Owners' equity)	**658,844.52**	**718,606.12**	**59,761.60**	**9.07**

II. VALUATION METHOD AND BASIS

The valuation results under asset-based approach were adopted as the final valuation conclusion in this valuation. Asset-based approach refers to the valuation concept used for determining the value of the appraised enterprise based on reasonable valuation of all assets and liabilities.

As an enterprise in the refining and chemical industry, Chalco Mining Co., Ltd. is highly susceptible to the state's regulatory policies for environmental protection in respect of its development and faces a number of uncertainties in the implementation of its future operation strategies, which has a significant impact on its future revenue. As the asset-based approach can objectively reflect the market value of the entire shareholders' equity interests of an enterprise from the perspective of the asset composition and structure, it is considered as a more prudent method. Considering the valuation purpose, the valuation results arrived at under the asset-based approach are more appropriate.

The asset valuation mainly follows such valuation basis as basis of economic behaviour, basis of laws and regulations, basis of valuation standards, basis of asset ownership, and the basis of pricing in value estimation as well as other references.

III. ASSUMPTIONS

(I) General Assumptions

1. Transaction assumption:

Transaction assumption is to assume that all the assets to be valued are already in the process of transaction and the valuer carries out the valuation based on a simulated market which involves the transaction conditions of the assets to be valued. Transaction assumption is the most fundamental assumption for the valuation of assets.

2. Open market assumption

Open market assumption is to assume that both parties of the assets transaction or the proposed assets transaction in the market are in equal position and have opportunities and time to obtain sufficient market information, so as to make rational judgments on the functions, purposes and transaction prices of the assets. The open market assumption is based on the fact that the assets can be traded openly in the market.

3. Going concern assumption

Going concern assumption means that the valuation method, parameters and basis shall be determined in accordance with the condition that the valued assets will be continuously used in consistence with their current functions and methods, scale, frequency and environment of application, or used on the basis of certain changes thereof.

(II) Special Assumptions

1. The external economic environment remains unchanged and the current national macroeconomic conditions will not change significantly as at the Valuation Benchmark Date;

2. There will be no significant change in the social and economic environment where the enterprise operates and the applicable policies on tax and tax rate, etc.;

3. The assets under valuation are based on the actual inventory as at the Valuation Benchmark Date, and the current market value of relevant assets is based on the effective domestic price as at the Valuation Benchmark Date;

4. Assuming that the basic information and financial information provided by the principal and the appraised enterprise are true, accurate and complete;

5. The scope of the valuation is subject to the application form for valuation provided by the principal and the appraised enterprise, without taking into account the contingent assets and contingent liabilities, if any, not included in the list provided by the principal and the appraised enterprise;

6. The impact of inflation has not been taken into account in selecting the values of the parameters for the valuation.

7. The management team of the valuation subject in the future operating periods will fulfil their duties in a diligent manner;

8. Without taking into account any profit or loss brought by changes in principal operations arising from the changes in management team, operation strategy and business environment;

9. Assuming that the cash inflow and outflow of the valuation subject will stay at their respective average levels after the Valuation Benchmark Date;

10. According to the Clause 4 of the primary mission of Article 2 under the 2017 Air Pollution Control Action Plan for Beijing, Tianjin, Hebei and Neighbouring Areas (《京津冀及周邊地區2017年大氣污染防治工作方案》) jointly published by the Ministry of Environmental Protection, the Air Pollution Control Working Group for Beijing, Tianjin, Hebei and Neighbouring Areas and other authorities, the alumina enterprises shall cut production by approximately 30% (in terms of production lines). In addition, the government of Zhengzhou issued an order concerning the winter production reduction by 30% (in terms of production lines).

    Chalco Mining Co., Ltd. has 9 alumina production lines in total with a total production capacity of 2.60 million tonnes per annum, of which 8 lines each has a design capacity of 200,000 tonnes per annum each and the remaining one has a design capacity of 1,000,000 tonnes per annum. Pursuant to the order concerning the winter production reduction by 30% (in terms of production lines) issued by the government of Zhengzhou, Chalco Mining Co., Ltd. plans to halt production of two alumina production lines with an annual output of 200,000 tonnes per annum in winter so as to meet the government requirements on production restriction and emission reduction.

    As projected by Chalco Mining Co., Ltd., taking into account such production restriction, its actual output in 2018 will be 2.00 million tonnes per annum, and its output in 2019 and 2020 and from 2021 onwards will amount to 2.16 million tonnes per annum, 2.27 million tonnes per annum and 2.30 million tonnes per annum, respectively.

    As at the Valuation Benchmark Date, there is still uncertainty about the production restrictions in 2018 and afterwards. It is assumed in this valuation that the implementation of the production cut policy and the actual output of Chalco Mining Co., Ltd. will be in line with the judgments made based on its own conditions.

IV. VALUATION CONCLUSION AND RESTRICTIONS ON USE OF THE VALUATION REPORT

Upon conducting the valuation procedures such as examination and verification, site inspection, market survey and confirmation, and determination of valuation, the valuation conclusion for the entire shareholders' equity interests of Chalco Mining Co., Ltd. as at the Valuation Benchmark Date under the asset-based approach was arrived at as follows:

The carrying value and appraised value of the total assets were RMB9,104,199,400 and RMB9,701,815,400 respectively, representing a valuation appreciation of RMB597,616,000 or 6.56%.

The carrying value and appraised value of the liabilities were RMB2,515,754,200 and RMB2,515,754,200 respectively, without appreciation or depreciation.

The carrying value and appraised value of the net assets were RMB6,588,445,200 and RMB7,186,061,200 respectively, representing a valuation appreciation of RMB597,616,000 or 9.07%.

This valuation report can only be used for the valuation purposes and applications as stated herein. In addition, this valuation conclusion reflects the current fair market value of the appraised enterprise under the valuation purpose based on the principle of open market, without taking into account any potential pledge or guaranty, or any impact on the valuation price by any additional price which may be paid by the special transaction party. This report does not take into account the impact on the price of assets by the changes of national macroeconomic policies, natural force or other force majeure. When the aforesaid conditions and the going concern principle for valuation change, the valuation conclusion usually becomes invalid. The valuer does not bear any legal responsibility for the invalidity of the valuation result due to the change of these conditions.

The precondition of the validity of this valuation report is that the relevant economic behavior complies with relevant provisions of the national laws and regulations, and has been approved by the competent authorities.

The valid period of the valuation conclusion: In accordance with relevant regulations on valuation of assets, the asset valuation report shall be used only after being filed with relevant authorities. The valuation results, upon being filed, are valid for one year from 31 December 2017 to 30 December 2018. The assets should be reappraised after one year.

This valuation report can only be used by the users of the valuation report stated herein. The right to use this valuation report belongs to the principal. Without permission from the principal, the valuer should not disclose this report to any other persons.

Save for the principal, and other persons who may use this valuation report pursuant to the engagement agreement for the asset valuation or the relevant laws and administrative regulations, any other institutions and individuals shall not use this asset valuation report.

* *For identification purposes only*

As the valuation of the equity interests of Baotou Aluminum is based on the income approach, it is deemed to be a profit forecast under the Hong Kong Listing Rules. The following is the text of a letter issued by Ernst & Young in respect of such valuation for the purpose of inclusion in this supplemental circular.

30 July 2018

The Directors
Aluminum Corporation of China Limited
No. 62 North Xizhimen Street, Haidian District, Beijing, the PRC

REPORT FROM REPORTING ACCOUNTANTS ON THE DISCOUNTED CASH FLOW FORECAST IN CONNECTION WITH THE VALUATION OF EQUITY INTEREST IN BAOTOU ALUMINUM CO., LTD.

Dear Sirs,

We have been engaged to report on the arithmetical accuracy of the calculations of the discounted cash flow forecast (the "**Forecast**") on which the valuation dated 10 April 2018 prepared by China United Assets Appraisal Group Co., Ltd. in respect of Baotou Aluminum Co., Ltd. ("**Baotou Aluminum**") as at 31 December 2017 is based. The valuation is set out in the announcement of Aluminum Corporation of China Limited (the "**Company**") dated 30 July 2018 (the "**Announcement**") in connection with the proposed acquisition of minority interest in Baotou Aluminum. The valuation based on the Forecast is regarded by The Stock Exchange of Hong Kong Limited as a profit forecast under paragraph 14.61 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "**Listing Rules**").

Directors' responsibilities

The directors of the Company (the "**Directors**") are responsible for the Forecast. The Forecast has been prepared using a set of bases and assumptions (the "**Assumptions**"), the completeness, reasonableness and validity of which are the sole responsibility of the Directors. The Assumptions are set out in the section headed "Information on the Valuation Reports" of the Announcement.

Our Independence and Quality Control

We have complied with the independence and other ethical requirements of the Code of Ethics for Professional Accountants issued by the Hong Kong Institute of Certified Public Accountants ("**HKICPA**"), which is founded on fundamental principles of integrity, objectivity, professional competence and due care, confidentiality and professional behavior.

Our firm applies Hong Kong Standard on Quality Control 1-Quality Control for Firms that Perform Audits and Reviews of Financial Statements, and Other Assurance and Related Services Engagements, and accordingly maintains a comprehensive system of quality control including documented policies and procedures regarding compliance with ethical requirements, professional standards and applicable legal and regulatory requirements.

Reporting Accountants' responsibilities

Our responsibility is to express an opinion on the arithmetical accuracy of the calculations of the Forecast based on our work. The Forecast does not involve the adoption of accounting policies.

We conducted our engagement in accordance with Hong Kong Standard on Assurance Engagements 3000 (Revised) Assurance Engagements Other Than Audits or Reviews of Historical Financial Information issued by the HKICPA. This standard requires that we plan and perform our work to obtain reasonable assurance as to whether, so far as the arithmetical accuracy of the calculations are concerned, the Directors have properly compiled the Forecast in accordance with the Assumptions adopted by the Directors. Our work consisted primarily of checking the arithmetical accuracy of the calculations of the Forecast prepared based on the Assumptions made by the Directors. Our work is substantially less in scope than an audit conducted in accordance with Hong Kong Standards on Auditing issued by the HKICPA. Accordingly, we do not express an audit opinion.

We are not reporting on the appropriateness and validity of the Assumptions on which the Forecast are based and thus express no opinion whatsoever thereon. The Assumptions used in the preparation of the Forecast include hypothetical assumptions about future events and management actions that may or may not occur. Even if the events and actions anticipated do occur, actual results are still likely to be different from the Forecast and the variation may be material. Our work has been undertaken for the purpose of reporting solely to you under paragraph 14.62(2) of the Listing Rules and for no other purpose. We accept no responsibility to any other person in respect of our work, or arising out of or in connection with our work.

Opinion

Based on the foregoing, in our opinion, so far as the arithmetical accuracy of the calculations of the Forecast is concerned, the Forecast has been properly compiled in all material respects in accordance with the Assumptions adopted by the Directors.

Ernst & Young
Certified Public Accountants
EY22/F, CITIC Tower, 1 Tim Mei Avenue, Central
Hong Kong

As the valuation of the equity interests of Baotou Aluminum is based on the income approach, it is deemed to be a profit forecast under the Hong Kong Listing Rules. The following is the text of a letter from CITIC Securities Co., Ltd. in respect of such valuation for the purpose of inclusion in this supplemental circular.

To the board of directors of Aluminum Corporation of China Limited:

Re: Profit Forecast – Letter of Confirmation under Rule14.62(3) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "**Listing Rules**")

Dear Sir or Madam,

Reference is made to the announcement of Aluminum Corporation of China Limited (the "**Company**") dated 30 July 2017 in relation to the valuation report of Baotou Aluminum Co., Ltd. (the "**Valuation Report**") dated 10 April 2018 prepared by China United Assets Appraisal Group Co., Ltd. (the "**Valuer**") using the income approach.

We, as the financial adviser, have reviewed the Valuation Report and discussed with the directors and the management of the Company and the Valuer regarding the Valuation Report, including, in particular the valuation approach, basis and assumptions. We have also considered the letter of confirmation dated 30 July 2018 issued by Ernst & Young in relation to the calculations of the profit forecast in the Valuation Report.

With regard to the qualifications and experience of the Valuer, based on the review work conducted by us, which includes reasonableness checks to assess the relevant experience and expertise of the Valuer, review and discussion with the Valuer of the qualifications, experience, expertise and relevant track records of the Valuer, we are satisfied that the Valuer has the qualifications and experience to compile the Valuation Report.

On the basis of the foregoing, in accordance with Rule14.62(3) of the Listing Rules, we are satisfied that the profit forecast used by the aforementioned Valuation Report has been made with due care and consideration and objectivity, and on a reasonable basis.

Yours faithfully,
for and on behalf of
CITIC Securities Co., Ltd.
Jin Jianhua

30 July 2018

1. RESPONSIBILITY STATEMENT

This supplemental circular includes particulars given in compliance with the Hong Kong Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this supplemental circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, the information contained in this supplemental circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein misleading.

2. DISCLOSURE OF INTERESTS

Directors', Chief Executive's and Supervisors' Interests and Short Positions in the Shares, Underlying Shares and Debentures

Name	Position in the Company	Number of A Shares of the Company held as personal interests	Capacity
Jiang Yinggang	Executive Director	10,000 Shares *(Note)*	Beneficial owner

Note: Representing approximately 0.000091% of the total issued A shares of the Company as at the Latest Practicable Date.

Save as disclosed above, as at the Latest Practicable Date, none of the Directors, the Chief Executive of the Company or the supervisors of the Company or their respective associates had any interests or short positions in the shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which are (a) required to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO; or (b) required to be recorded in the register kept by the Company pursuant to Section 352 of the SFO; or (c) required to be notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers.

Mr. Yu Dehui and Mr. Ao Hong, being the Directors of the Company, and Mr. Liu Xiangmin and Mr. Wangjun, being the supervisors of the Company, concurrently hold positions in Chinalco. Save as disclosed above, as at the Latest Practicable Date, none of the Directors, the Chief Executive or the supervisors of the Company or their respective associates concurrently served as a director or an employee of other company which had an interest or short position in the Shares or underlying Shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO.

Substantial Shareholders' and Other Persons' Interests and Short Positions in Shares and Underlying Shares

As at the Latest Practicable Date, as far as the Directors are aware, the following persons (other than the Directors, the Chief Executive of the Company and the supervisors of the Company) had an interest or short position in the Shares and underlying Shares of the Company which would fall to be disclosed to the Company and the Hong Kong Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO, or was otherwise interested in 5% or more of any class of the then issued share capital of the Company, or was a substantial Shareholder of the Company:

Name of substantial shareholder	Class of shares	Number of shares held	Capacity	Percentage in the relevant class of issued share capital	Percentage in total issued share capital
Chinalco	A Shares	5,203,199,931(L)[Note 1]	Beneficial owner/ Interests of controlled corporations	47.48%(L)	34.91%(L)
	H Shares	103,642,000(L)[Note 1]	Interests of controlled corporations	2.63%(L)	0.70%(L)
JPMorgan Chase & Co.	H Shares	392,372,690(L)[Note 2]	Beneficial owner/ investment manager/ person having a security interest in shares/approved lending agent	9.95%(L)	2.63%(L)
		26,237,361(S)[Note 2]	Beneficial owner	0.67%(S)	0.18%(S)
		360,950,351(P)[Note 2]	Approved lending agent	9.15%(P)	2.42%(P)

Name of substantial shareholder	Class of shares	Number of shares held	Capacity	Percentage in the relevant class of issued share capital	Percentage in total issued share capital
The Capital Group Companies, Inc.	H Shares	347,760,000(L)[Note 3]	Interests of controlled corporations	8.82% (L)	2.33% (L)
Templeton Asset Management Ltd.	H Shares	274,437,000(L)	Investment manager	6.96%(L)	1.84%(L)
BlackRock, Inc.	H Shares	233,327,288(L)[Note 4]	Interests of controlled corporations	5.92%(L)	1.57% (L)
		2,450,000(S)[Note 4]	Interests of controlled corporations	0.06%(S)	0.02% (S)

(L) The letter "L" denotes a long position.

(S) The letter "S" denotes a short position.

(P) The letter "P" denotes a lending pool.

The information of H shareholders is based on the disclosure of interests system of the Hong Kong Stock Exchange.

Notes:

1. These interests included 4,957,681,882 A shares directly held by Chinalco, and an aggregate interest of 245,518,049 A shares held by various controlled subsidiaries of Chinalco, comprising 238,377,795 A shares held by Baotou Aluminum (Group) Co., Ltd. and 7,140,254 A shares held by Chinalco Shanxi Aluminum Co., Ltd., and 103,642,000 H shares held by Aluminum Corporation of China Overseas Holdings Limited.

2. These interests were held directly by various corporations controlled by JPMorgan Chase & Co.. Among the aggregate interests in the long position in H shares, 4,690,708 H shares were held as derivatives. Among the aggregate interests in the short position in H shares, 17,086,285 H shares were held as derivatives.

3. These interests were held directly by Capital Research and Management Company, a corporation controlled by The Capital Group Companies, Inc.

4. These interests were held directly by various corporations controlled by BlackRock, Inc. Among the aggregate interests in the short position in H shares, 1,282,000 H shares were held as derivatives.

Save as disclosed above, as at the Latest Practicable Date, as far as the Directors are aware, no other person (other than the Directors, the Chief Executive of the Company and the supervisors of the Company, whose interests are set out in the section "Directors', Chief Executive's and supervisors' Interests and Short Positions in the Shares, Underlying Shares and Debentures" above) had an interest or short position in the Company's Shares or underlying Shares (as the case may be) which would fall to be disclosed to the Company and the Hong Kong Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO and as recorded in the register required to be kept under Section 336 of the SFO, or was otherwise a substantial Shareholder (as defined in the Hong Kong Listing Rules) of the Company.

3. MATERIAL ADVERSE CHANGE

As at the Latest Practicable Date, as far as the Directors are aware, there is no material adverse change in the financial or trading position of the Group since 31 December 2017, being the date to which the latest published audited accounts of the Company were made up.

4. EXPERTS AND CONSENTS

VBG Capital, Ernst & Young, China United Assets Appraisal and CITIC Securities Co., Ltd. have given and have not withdrawn their written consents to the issue of this supplemental circular with the inclusion herein of their letters and references to their names in the form and context in which they are respectively included in this supplemental circular.

The followings are the qualifications of the experts who have provided their opinion or advice, which are contained in this supplemental circular:

Name	Qualification	Date of conclusion or opinion
VBG Capital	A licensed corporation to carry out Type 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities under the SFO	31 August 2018
Ernst & Young	Certified Public Accountants	30 July 2018
China United Assets Appraisal	PRC qualified valuer	10 April 2018
CITIC Securities Co., Ltd.	Financial Adviser	30 July 2018

As at the Latest Practicable Date, each of the experts was not beneficially interested in the equity interest of any member of the Group nor did it have any right (whether legally enforceable or not) to subscribe for or to nominate other persons to subscribe for any shares, convertible securities, warrants, options or derivative securities which carry voting rights in any member of the Group.

As at the Latest Practicable Date, each of the experts did not have any direct or indirect interest in any assets which have been, since 31 December 2017, being the date to which the latest published audited accounts of the Company were made up, acquired or disposed of by or leased to, or were proposed to be acquired or disposed of by or leased to, any member of the Group.

5. SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors had entered or was proposing to enter into any service contract with the Company or any other member of the Group, which is not terminable by the Group within one year without payment of compensation (other than statutory compensation).

6. DIRECTORS' INTERESTS IN THE GROUP'S ASSETS OR CONTRACTS

As at the Latest Practicable Date, none of the Directors or supervisors had any interest in any assets which have been since 31 December 2017 (being the date to which the latest published audited accounts of the Company were made up) acquired or disposed of by or leased to or were proposed to be acquired or disposed of by or leased to any member of the Group. As at the Latest Practicable Date, none of the Directors or supervisors was materially interested in any contract or arrangement subsisting as at the Latest Practicable Date which is significant in relation to the business of the Group.

7. DIRECTORS' INTERESTS IN COMPETING BUSINESS

As at the Latest Practicable Date, none of the Directors or their respective close associates (as defined in the Hong Kong Listing Rules) had any interest in any business, other than being a Director, which compete or are likely to compete, either directly or indirectly, with the businesses of the Group (as would be required to be disclosed under Rule 8.10 of the Hong Kong Listing Rules if each of them was a controlling Shareholder).

8. MISCELLANEOUS

(1) The registered office of the Company is situated at No. 62 North Xizhimen Street, Haidian District, Beijing, the People's Republic of China.

(2) The Hong Kong H Share registrar of the Company is Hong Kong Registrars Limited situated at 17M Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong.

(3) The English text of this supplemental circular shall prevail over the Chinese text in the case of inconsistency, except those summaries of valuation reports of the Target Companies as set out in Appendix I to Appendix IV thereto, the Chinese text of which shall prevail.

9. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection at the office of Baker & McKenzie at 14th Floor, Hutchison House, 10 Harcourt Road, Central, Hong Kong during normal business hours on any weekday (except public holidays) from the date of this supplemental circular up to and including 17 September 2018:

(1) the letter from the Independent Board Committee, the text of which is set out in this supplemental circular;

(2) the letter from the Independent Financial Adviser, the text of which is set out in this supplemental circular;

(3) the Equity Acquisition Agreements and the Equity Acquisition Supplemental Agreements;

(4) the valuation reports of Chalco Shandong, Zhongzhou Aluminum, Baotou Aluminum and Chalco Mining, the summaries of which are set out in Appendix I to Appendix IV to this supplemental circular.

(5) letters from CITIC Securities Co., Ltd. and Ernst & Young relating to profit forecast, the texts of which are set out in Appendix V to this supplemental circular; and

(6) the written consents of VBG Capital, Ernst & Young, China United Assets Appraisal and CITIC Securities Co., Ltd. as referred to in this Appendix.

CHALCO

中国铝业股份有限公司

ALUMINUM CORPORATION OF CHINA LIMITED*

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

SUPPLEMENTAL NOTICE OF 2018 FIRST EXTRAORDINARY GENERAL MEETING

References are made to the notice (the "**Notice**") and the circular (the "**Circular**") of 2018 First Extraordinary General Meeting of Aluminum Corporation of China Limited* (the "**Company**") dated 31 July 2018, which set out the time and venue of the 2018 First Extraordinary General Meeting of the Company (the "**EGM**") and contain the details of the resolutions proposed at the EGM for the consideration and approval of the shareholders of the Company (the "**Shareholders**").

Pursuant to the provisions of the Articles of Association of the Company, when a general meeting is held, the Shareholders who individually or together hold more than 3% of the Shares of the Company are entitled to put forward extraordinary proposals to the Company. On 30 August 2018, Aluminum Corporation of China* (中國鋁業集團有限公司), the controlling shareholder of the Company, who directly holds 33.26% of the Shares of the Company as at 26 August 2018, put forward an extraordinary proposal and submitted it in writing to the convener of the EGM. According to the provisions of relevant laws and regulations and the Articles of Association of the Company, the above-mentioned extraordinary proposal will be submitted at the EGM of the Company for consideration.

SUPPLEMENTAL NOTICE IS HEREBY GIVEN that the EGM, which will be convened as originally scheduled at the Company's conference room, No. 62 North Xizhimen Street, Haidian District, Beijing, the People's Republic of China at 2:00 p.m. on Monday, 17 September 2018, will consider, and if thought fit, pass the resolutions set out in the Notice as well as the following newly-added resolution proposed to

the board of directors of the Company (the "**Board**") by Aluminum Corporation of China*, the controlling shareholder of the Company (unless the context requires otherwise, terms used in this supplemental notice have the same meanings as defined in the Circular):

ORDINARY RESOLUTION

1. To consider the resolution in relation to the proposed provision of guarantee by China Aluminum International Trading Co., Ltd.* (中鋁國際貿易有限公司) for the application for qualification of being designated warehouse for commodity delivery by Chalco Inner Mongolian International Trading Co., Ltd.* (中鋁內蒙古國貿有限公司).

By order of the Board
Aluminum Corporation of China Limited*
Zhang Zhankui
Company Secretary

Beijing, the PRC
31 August 2018

Notes:

(a) A supplemental circular of the EGM detailing the above resolution has been dispatched to the Shareholders on 31 August 2018.

(b) This supplemental notice is enclosed with a revised form of proxy of EGM (the "**Revised Form of Proxy of EGM**") which sets out the abovementioned resolution.

IMPORTANT NOTICE: The Revised Form of Proxy of EGM supersedes the form of proxy of EGM which was enclosed with the notice and the circular dated 31 July 2018 in relation to the EGM of the Company (the "Original Form of Proxy of EGM") and has been dispatched to the Shareholders. Shareholders who have completed and returned the Original Form of Proxy of EGM shall note that the Original Form of Proxy of EGM is no longer applicable for the EGM.

Shareholders who intend to appoint a proxy to attend the EGM and vote on the resolutions set out in the Notice and this supplemental notice are requested to complete and return the Revised Form of Proxy of EGM in accordance with the instructions printed thereon not less than 24 hours before the time appointed for the holding of the EGM or any adjournment thereof. Completion and return of the Revised Form of Proxy of EGM will not prevent you from attending and voting in person at the EGM or any adjournment thereof if you so wish.

(c) For particulars of other resolutions to be considered at the EGM, eligibility for attending the EGM, registration procedures for attending the EGM, and closure of register of members and other matters regarding the EGM, please refer to the notice of the 2018 First Extraordinary General Meeting of the Company dated 31 July 2018.

* *For identification purposes only*